UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   Form 10-SB

                 General Form For Registration of Securities of
                             Small Business Issuers
        Under Section 12(b) or (g) of the Securities Exchange Act of 1934


                           Patagonia Gold Corporation
                 (Name of Small Business Issuer in its Charter)



Florida                                                               65-0401897
(State or other jurisdiction of             (I.R.S. Employer Identification No.)
incorporation or organization)

1505-1060 Alberni Street, Vancouver,  B.C., Canada                       V6E 4K2
(Address of principal executive offices)                                Zip Code

                                 (604) 687-4432
                           (Issuer's Telephone Number)


Securities to be Registered under Section 12(b) of the Act:  None

Securities to be Registered under Section 12(g) of the Act: Common Stock,  $.001 par value per share


                                                                   Page 1 of 65.
                                                Index to exhibits is on Page 27.

                           Patagonia Gold Corporation
                      Registration Statement on Form 10-SB

                                     Part I
                                                                            Page
                                                                            ----

Item 1.   Description of Business                                              3
          A.  General                                                          3
          B.  Risk Factors Related to the Company's Business                   4

Item 2.   Management's Discussion and Analysis or Plan of Operation           10

Item 3.   Description of Property                                             14

Item 4.   Security Ownership of Certain Beneficial Owners and Management      17

Item 5.   Directors, Executive Officers, Promoters and Control Persons        19

Item 6.   Executive Compensation                                              19

Item 7.   Certain Relationships and Related Transactions                      21

Item 8.   Description of Securities                                           21

                                     Part II

Item 1.   Market Price and Dividends on the Registrants' Common Equity
          and other Shareholder Matters                                       22

Item 2.   Legal Proceedings                                                   22

Item 3.   Changes in and Disagreements with Accountants on Accounting
          And Financial Disclosures                                           23

Item 4.   Recent Sales of Unregistered Securities                             23

Item 5.   Indemnification of Directors and Officers                           23


                                    Part F/S


                                    Part III

Item 1.   Index to Exhibits                                                   27

ITEM 1.  DESCRIPTION OF BUSINESS

A    GENERAL

     Patagonia Gold Corporation (the "Company" or "Patagonia") was incorporated under the laws of the State of Florida on March 31, 1993, under the name "Cayman Purchasing & Supply, Inc.". The Company was inactive until it redirected its business efforts in mid 1997 following a change of management, which occurred on June 25, 1997, to the acquisition, exploration and development of exploration projects that have the potential to become low cost mining operations. The Company changed its name to Patagonia Gold Corporation on October 13, 1997 to more fully reflect its business activities.

     On July 30, 1997 the Company entered into a share exchange transaction with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), a company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all the issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. The assets of PGM at the date of acquisition consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417.

     Since its redirection, the Company's activities have been focused primarily on the examination of prospective mineral properties, the acquisition of rights to certain mineral properties and the implementation of preliminary exploration programs on those properties in which it has acquired an interest. Since commencement of its exploration operations in 1997, the Company has undertaken a review of its mining properties in Argentina. In addition to Argentina, primary regions under investigation by the Company include Canada, Cote D' Ivoire, Liberia, Mexico and Morocco. See "Item 3. Description of Property."

     All of the mineral properties in which the Company has an interest or a right to acquire an interest in are currently in the exploration stage. None of the properties contain any known reserves. The Company's primary objective is to explore for gold, silver and base metals and to develop those existing exploration projects that have the potential to become low cost mining operations. Its secondary objective is to locate, evaluate, and acquire other mineral properties, and to finance their exploration and development either through equity financing, by way of joint venture or option agreements or through a combination of both.

     The Company is in the exploration stage and has a limited operating history. No representation is made, nor is any intended, that the Company will be able to carry on its activities profitably. Moreover, the likelihood of the success of the Company must be considered in the light of the expenses, difficulties, and delays frequently encountered in connection with mineral resource exploration and development and with the formation of a new business.

     The Company encounters strong competition from other exploration and mining companies in connection with the acquisition of properties producing, or capable of producing, gold, silver and base minerals. The Company also competes with other companies both within and outside the mining industry in connection with the recruiting and retention of qualified employees knowledgeable in mining operations. Precious and base metals are worldwide commodities and, accordingly, the Company will sell its future production at world market prices.

     All of the Company's exploration activities in Argentina are subject to regulation by governmental agencies under one or more of the various environmental laws. These laws address emissions to the air, discharges to water, management of wastes, management of hazardous substances, protection of natural resources, protection of antiquities and reclamation of lands which are disturbed. The

Company believes that it is in substantial compliance with applicable environmental regulations. Many of the regulations also require permits to be obtained for the Company's activities; these permits are normally subject to public review processes resulting in public approval of the activity. While these laws and regulations govern how the Company conducts many aspects of its business, management of the Company does not believe that they have a material adverse effect on its results of operations or financial condition at this time. The Company's projects are evaluated considering the cost and impact of environmental regulation on the proposed activity. New laws and regulations are evaluated, as they develop to determine the impact on, and changes necessary to, the Company's operations. It is possible that future changes in these laws or regulations could have a significant impact on some portion of the Company's business, causing those activities to be economically re-evaluated at that time.

     The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the near future.

     The Company does not currently file reports with the Securities and Exchange Commission.

     As of June 15, 1999, there were three full-time and three part-time employees.

     The Company's offices are located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2.


B.   RISK FACTORS RELATED TO THE COMPANY'S BUSINESS

1.   General Risks

     A.   Recently Organized Company

          The Company was only recently organized and has no operating history. The Company, therefore, must be considered promotional and in its early formative years and in the exploration stage. Prospective investors should be aware of the difficulties normally encountered by a new enterprise. There is nothing at this time upon which to base an assumption that the Company's business plan will prove successful, and there is no assurance that the Company will be able to operate profitably. The Company has limited assets and has had no revenues to date.

     B.   Experience of Management

          Although the Company's management ("Management") has general business experience, prospective investors should be aware that Management has limited experience in the mining industry and in particular with respect to the acquisition, exploration and development of mineral resource properties. See "Directors and Officers."

     C.   Potential future 144 Sales

          Of the  50,000,000  shares of the Company's  Common Stock  authorized, there are presently issued and outstanding 13,000,000, all but approximately 3,625,000 shares are "restricted securities" as that term is defined under the Act, and in the future may be sold in compliance with Rule 144 of the Act, pursuant to a registration statement filed under the Act, or other applicable exemptions from registration thereunder. Rule 144 provides, in essence, that a person holding restricted securities for a period of one (1) year may sell those securities in unsolicited brokerage transactions or in transactions with a market maker, in an amount equal to one percent (1%) of the Company's outstanding Common Stock every three (3) months. Additionally, Rule 144 requires that an issuer of securities make available adequate current public information with respect to the issuer. Such information is deemed available if the issuer satisfies the reporting requirements of Section 13 or 15(d) of the Exchange Act and of Rule 15c2-11 thereunder. Rule 144 also permits, under certain circumstances, the sale over a period without any quantity limitation and whether or not there is adequate current public information available. Investors should be aware that sales under Rule 144, or pursuant to a registration statement filed under the Act, may have a depressive effect on the market price of the Company's securities in any market that may develop for such shares.

     D.   Penny Stock Rules

          Under Rule 15g-9 under the Exchange Act, a broker or dealer may not sell a "penny stock" (as defined in Rule 3a51-1) to or effect the purchase of a penny stock by any person unless:

     (1)  Such sale or purchase is exempt from Rule 15g-9; or

     (2) Prior to the transaction the broker or dealer has (a) approved the person's account for transaction in penny stocks in accordance with Rule 15g-9 and (b) received from the person a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

          The Commission adopted regulations that generally define a penny stock to be any equity security other than a security excluded from such definition by Rule 3a51-1. Such exemptions include, but are not limited to
     (a) an equity security issued by an issuer that has (i) net tangible assets of at least $2,000,000, if such issuer has been in continuous operations for at least three years, (ii) net tangible assets of at least $5,000,000, if such issuer has been in continuous operation for less than three years, or (iii) average revenue of at least $6,000,000, for the preceding three years; (b) except for purposes of Section 7(b) of the Exchange Act and Rule 419, any security that has a price of $5.00 or more; and (c) a security that is authorized or approved for authorization upon notice of issuance for quotation on the NASDAQ Stock Market, Inc.'s Automated Quotation System.

          It is likely that the Company's Common Stock will be subject to the regulations on penny stocks; consequently, the market liquidity for the Company's Common Stock may be adversely affected by such regulations limiting the ability of broker/dealers to sell the Company's Common Stock and the ability of purchasers in the offering to sell their securities in the secondary market.

E.   Forward Looking Statements

          This registration statement includes "forward-looking statements" within the meaning of Section 27a of the act and Section 21e of the securities and exchange act of 1934, as amended (the "exchange act"). All statements other than statement of historical facts included in this registration statement, including, without limitation, the statements under and located elsewhere herein regarding industry prospects and the company's financial position are forward-looking statements. Although the company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectation will prove to have been correct. Important factors that could cause actual results to differ materially from the expectations ("cautionary statements") are disclosed in this registration statement, including, without limitation, in conjunction with the forward-looking statements included in this registration statement section entitled "Risk Factors Related to the Company's Business." All subsequent written and oral forward-looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by the cautionary statements. See "Item 2. Management's Discussion and Analysis or Plan of Operation."

2.   Risk Factors of the Company's Mining Business

     Resource exploration and development is a speculative business, characterised by a number of significant risks including, among other things, unprofitable efforts resulting not only from the failure to discover mineral deposits, but from finding mineral deposits which, though present, are insufficient in quantity and quality to return a profit from production. The marketability of minerals acquired or discovered by the Company may be affected by numerous factors which are beyond the control of the Company and which cannot be accurately predicted, such as market fluctuations, the proximity and capacity of mining facilities, mineral markets and processing equipment, and such other factors as government regulations, including regulations relating to royalties, allowable production, importing and exporting of minerals, and environmental protection; any combination of these factors may result in the Company not receiving an adequate return of investment capital.

     A.   Exploration and Development Risks

          All of the Company's properties are in the exploration stages only and are without a known body of commercial ore. Development of these properties will only follow if satisfactory exploration results are obtained. Mineral exploration and development involves a high degree of risk and few properties which are explored are ultimately developed into producing mines. There is no assurance that the Company's mineral exploration and development activities will result in any discoveries of commercial bodies of ore. The long-term profitability of the Company's operations will be in part directly related to the cost and success of its exploration programs, which may be affected by a number of factors.

          Substantial expenditures are required to establish ore reserves through drilling, to develop metallurgical processes to extract the metal from the ore and, in the case of new properties, to develop the mining and processing facilities and infrastructure at any site chosen for mining. Although substantial benefits may be derived from the discovery of a major mineralised deposit, no assurance can be given that minerals will be discovered in sufficient quantities and grades to justify commercial operations or that the funds required for development can be obtained on a timely basis. Estimates of reserves, mineral deposits and production costs can also be affected by such factors as environmental permitting regulations and requirements, weather, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. In additions, the grade of ore ultimately mined may differ from that indicated by drilling results. Short term factors relating to the reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may also have and adverse effect on mining operations and on the results of operations. Material changes in ore reserves, grades, stripping ratios or recovery rates may affect the economic viability of any project. Reserves are reported as general indicators of mine life. Reserves should not be interpreted as assurances of mine life or of the profitability of current or future operations.

     B.   Operating Hazards and Risks

          Mineral exploration involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. Operations in which the Company has a direct or indirect interest will be subject to all the hazards and risks or unexpected formations, cave-ins, pollution, all of which could result in work stoppages, damages to property, and possible environmental damages. The Company does not have general liability insurance covering its operations and does not presently intend to obtain liability insurance as to such hazards and liabilities. Payment of any liabilities as a result could have a materially adverse effect upon the Company's financial condition.

     C.   Lack of Cash Flow and Additional Funding Requirements

          None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. The Company feels that its current cash position is strong enough to fund its 1999 capital requirements. The further exploration and the potential development of any ore deposits found on the Company's exploration license depends upon the Company's ability to obtain financing through any or all of the joint venturing of properties, debt financing, equity financing or other means. There is no assurance that the Company will be successful in obtaining the required financing. Failure to obtain additional financing on a timely basis could cause the Company to forfeit its interest in such properties and reduce or terminate its operations. The Company has no understanding or agreements with any person regarding such additional funding requirements. Even if the results of exploration are encouraging, the Company may not have sufficient funds to conduct the further exploration that may be necessary to determine whether or not a commercially mineable deposit exists on any property. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

          The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

     D.   Title Risks

          The Company has not obtained an opinion of counsel as to title to its properties nor has it obtained title insurance. Any of the Company's properties may be subject to prior unregistered agreements of transfer.

     E.   Conflicts of Interest

          Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in


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

     which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participating in larger programs, permitting involvement in a greater number of programs and reducing financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

     F.   Competition and Agreements with Other Parties

          The mineral resources industry is intensely competitive and the Company competes with many companies that have greater financial resources and technical facilities than itself. Significant competition exists for the limited number of mineral acquisition opportunities available in the Company's sphere of operations. As a result of this competition, the Company's ability to acquire additional attractive gold mining properties, on terms it considers acceptable, may be adversely affected.

          The Company may be unable in the future to meet its share of costs incurred under agreements to which it is a party and the Company may have its interests in the properties subject to such agreements reduced as a result. Furthermore, if other parties to such agreements do not meet their share of such costs, the Company may be unable to finance the costs required to complete the recommended programs.

     G.   Fluctuating Mineral Prices

          The mining industry in general is intensely competitive and there is no assurance that, even if commercial quantities of mineral resources are developed, a profitable market will exist for the sale of such minerals. Factors beyond the control of the Company may affect the marketability of any minerals discovered. Moreover, significant price movements in mineral prices over short periods of time may be affected by numerous factors beyond the control of the Company, including international economic and political trends, expectations of inflation, currency exchange fluctuations (specifically, the U.S. dollar relative to other currencies), interest rates and global or regional consumption patterns, speculative activities and increased production due to improved mining and production methods. The effect of these factors on the price of minerals and, therefore, the economic viability of any of the Company's projects cannot accurately be predicted. As the Company is in the exploration stage, the above factors have had no material impact on operations or income.


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


     H.   Environmental Regulation

          All phases of the Company's operations in Argentina are subject to environmental regulations. Environmental legislation in Argentina is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties of non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Although the Company believes it is in compliance with all applicable environmental legislation, there is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

     I.   Adequate Labour and Dependence Upon Key Personnel

          The Company will depend upon recruiting and maintaining qualified personnel to staff its operations. The Company believes that such personnel are currently available at reasonable salaries and wages in the geographic areas in which the Company intends to operate. There can be no assurance, however, that such personnel will always be available in the future. In addition, it cannot be predicted whether the labour staffing at any of the Company's projects will be unionised. The success of the operations and activities of the Company is dependent to a significant extent on the efforts and abilities of its Management. The loss of services of any of its Management could have a material adverse effect on the Company.

     J.   No Employment Agreements with Management

          The Company currently has no employment agreements with Management and does not maintain, nor does it intend to obtain, key man life insurance on any member of its Management.

     K.   Political Risks

          There are significant political risks involving the Company's investment in Argentina. These risks include, but are not limited to political, economic and social uncertainties in such countries. A change in policies by the government of the countries in which the company operates could adversely affect the Company's interest by, among other things, change in laws, regulations, or the interpretations thereof, confiscatory taxation, restriction on currency conversions, imports and sources of supplies, or the expropriation of private enterprises. Although management of the Company does not believe that the political factors described above have affected the Company's activities to date, these factors may make it more difficult for the Company to raise funds for the development of its mineral interests in such developing countries.

     L.   Year 2000 Risks

          Currently the Company does not rely on any computer programs that will materially impact the operations of the Company in the event of a Year 2000 disruption. However, like any other Company, advances and changes in available technology can significantly impact its business and operation. Consequently, although the Company has not identified any specific year 2000 issue, the "Year 2000" problem creates risk for the Company from unforeseen problems in its own computer systems and from third parties, including but not limited to financial institutions, with whom it transacts business. Such failures of the Company and/or third parties computer systems could have a material impact on the Company's ability to conduct its business. See "Item
     2. Management's Discussion and Analysis or Plan of Operation."


Item 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

A    GENERAL

          The Company is a mineral exploration company based in Vancouver, Canada and is engaged in the exploration of precious metals. The Company was incorporated under the laws of the State of Florida on March 31, 1993, under the name "Cayman Purchasing & Supply, Inc.". On October 13, 1997, the Company changed its name to Patagonia Gold Corporation and is in the exploration stage.

          On July 30, 1997 the Company entered into a share exchange transaction with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), a company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all the issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. The assets of PGM at the date of acquisition consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417.

          The Company was inactive for the years ended December 31, 1993, 1994, 1995 and 1996. Since commencement of its exploration operations in 1997, the Company has undertaken a review of its mining properties in Argentina. In addition to Argentina, primary regions under investigation by the Company include Canada, Cote D' Ivoire, Liberia, Mexico and Morocco.

          The management of the Company has developed the following exploration objectives, the acquisition of properties with large scale potential, to minimize capital costs on leases or concessions, the acquisition of properties adjacent or in close proximity to recent discoveries of large scale mineral reserves, to be the first-in staking where possible, secured repatriation on mineral rights and royalties and to establish joint ventures and/or partnerships with established companies that possess the resources to complete mine development. All of the Company's properties are in the preliminary exploration stage without any presently known body of ore.

          The Company had no material revenues during fiscal 1993, 1994, 1995, 1996, 1997 and 1998. Income during fiscal 1998 and 1997 was the result of interest earned on funds raised during fiscal 1997, as the Company has no mineral properties in production. Funds raised in fiscal 1997 were used in the exploration and development of the Company's properties and the purchase of short-term available-for-sale equity securities.

          The Company believes that for the current fiscal year ended December 31, 1999 all capital requirements necessary to develop existing properties and to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage will be funded with present cash, cash equivalents and investments. Additional employees will be hired on a consulting basis as required by the exploration projects.

B    FINANCING

          In Fiscal 1997, the Company raised $1,540,000 and issued 9,000,000 shares as follows; (a) in July 1997 Patagonia Gold Mines issued 5,500,000 shares at a price of $0.10 per share for an aggregate consideration of $550,000, (b) in August 1997, the Company issued 2,000,000 shares at a price of $0.12 per share for an aggregate consideration of $240,000 pursuant to Rule 504 of Regulation D, (c) in September 1997 the Company issued 1,000,000 shares at a price of $0.25 per share for an aggregate consideration of $250,000 pursuant to Rule 504 of Regulation D, (d) in October 1997 the Company issued 500,000 shares at a price of $1.00 per share for an aggregate consideration of $500,000 pursuant to Rule 504 of Regulation D.

          On July 30, 1997, the Company exchanged 5,500,000 common shares of Patagonia Gold Corporation for 100% of the issued and outstanding common shares of Patagonia Gold Mines, Ltd., ("PGM") a Bermuda corporation. The assets of PGM at the date of acquisition consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417. Also on July 30, 1997 the Company issued 3,000,000 restricted common shares valued at $300,000 upon acquiring five mineral exploration permits in Argentina.

          No funds were raised in Fiscal 1998.

          Funds raised in 1997 were used in the exploration and development of the Company's properties in fiscal 1997 and 1998 and the purchase of short-term available-for-sale equity securities.

C    FINANCIAL INFORMATION

     (a) Three Months Ended March 31, 1999 (Fiscal 1999) versus Three Months Ended March 31, 1998 (Fiscal 1998).

               Net loss for the three months ended March 31, 1999 increased by $19,491 to $29,763 (March 31, 1998 - $10,272), due to (a) interest earned on cash deposits during the three months ended March 31, 1999 of $397 (March 31, 1998 - $13,349), (cash on hand March 31, 1999 -
          $44,959,  December  31,  1998 - $73,651,  March 31,  1998 -  $989,648,
          December 31, 1997 - $1,301,165) and (b) realised gain on sale of investments for the three months ended March 31, 1999 of $Nil (March 31, 1998 - $6,613).

               Exploration expenditures increased by $3,735 to $5,142 (March 31, 1998, - $1,407)

     (b) Twelve Months Ended December 31, 1998 (Fiscal 1998) versus Twelve Months Ended December 31, 1997 (Fiscal 1997).

               Net loss for the twelve months ended December 31, 1998 increased by $107,131 to $135,708 (December 31, 1997 - $28,577), due primarily to the Company having limited operations in fiscal 1997.

               Exploration   expenditures   increased   by  $69,540  to  $94,295
          (December 31, 1997 - $24,755)

     (c) Twelve Months Ended December 31, 1997 ("Fiscal 1997") versus Twelve Months Ended December 31, 1996 ("Fiscal 1996").

               Net loss in Fiscal 1997 increased by $28,577 (December 31, 1996 - $0), due primarily to the Company being inactive in 1996.

     (d)  March 31, 1993 (inception) to December 31, 1996.

               Between March 15, 1993 and December 31, 1996 the company had limited financial activity other than as related to organizational expenses of $10,000.

D    FINANCIAL CONDITION AND LIQUIDITY

          For the three months ended March 31, 1999 and the fiscal years ended December 31, 1998 and 1997, the Company met its capital requirements through proceeds of the sale of common stock of the Company.

          At March 31, 1999, the Company had cash of $44,959  (December 31, 1998
     - $73,651, December 31, 1997 - $1,301,165); investments consisting of available-for-sale equity securities of $1,462,337 (December 31, 1998 - $1,597,456, December 31, 1997 - $377,136); and working capital of
     $1,490,622   (December  31,  1998  -   $1,625,474,   December  31,  1997  -
     $1,663,096). Total liabilities at March 31, 1999 were $17,037 (December 31, 1998 - $15,853, December 31, 1997 - $16,883). During the three months ended March 31, 1999 the Company purchased no additional investments of available-for-sale equity securities (twelve months ended, December 31, 1998 - $1,603,921, December 31, 1997 - $225,463). Proceeds from the sale of available-for-sale equity securities for the three months ended March 31, 1999 were $0 (twelve months ended, December 31, 1998 - $528,649, December 31, 1997 - $0).

          The Company feels that its current cash position is strong enough to fund capital requirements in fiscal 1999 and 2000. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings.

          Management of the Company is committed to further develop the Company through the possible acquisition or joint venturing of additional mineral properties either in the exploration or development stage. Additional employees will be hired on a consulting basis as required by the exploration projects.

          None of the Company's properties has commenced commercial production and the Company has no history of earnings or cash flow from its operations. While the Company may attempt to generate additional working capital through the operation, development, sale or possible joint venture development of its properties, there is no assurance that any such activity will generate funds that will be available for operations.

          The Company has not declared or paid dividends on its shares since incorporation and does not anticipate doing so in the foreseeable future.

E    YEAR 2000 ISSUES.

          The "Year 2000 problem", as it has come to be known, refers to the fact that many computer programs use only the last two digits to refer to a year, and therefore recognise a year that begins with "20" as instead beginning with "19". For example, the year 2000 would be read as being the year 1900. If not corrected, this problem could cause many computer applications to fail or create erroneous results.

          The Company has modified and tested all the critical applications of its information technology ("IT"), the result of which is that all such critical applications are now Year 2000 compliant. The Company believes that virtually all of the non-critical applications of its IT are or will be made Year 2000 compliant by June 30, 1999. The Company is using independent consultants to oversee the Year 2000 project as well, as to perform certain remediation efforts. In- addition, progress on the Year 2000 project is also monitored by senior management, and reported to the Board of Directors. The total amount of the payments made to date and to be made hereafter to such independent consultant are not expected to be material. Based on the Company's analysis to date, the Company believes that its material non-IT systems are either Year 2000 compliant, or do not need to be made Year 2000 compliant in order to continue to function in substantially the same manner in the Year 2000. The Company intends to continue its analysis of whether its non-IT systems require any Year 2000 remediation. The Company's Year 2000 compliance work has not caused, nor does the Company expect that it will cause, a deferral on the part of the Company of any material IT or non-IT projects.

          However, there can be no assurance that any of the Company's vendors or others, with whom it transacts business, will be Year 2000 compliant prior to such date. The company is unable to predict the ultimate affect that the Year 2000 problem may have upon the Company, in that there is no way to predict the impact that the problem will have nation-wide or world-wide and how the Company will in turn be affected, and, in addition, the company cannot predict the number and nature of its vendors and customers who will fail to become Year 2000 compliant prior to January 1, 2000. Significant Year 2000 difficulties on the part of vendors or customers could have a material adverse impact upon the Company. The Company intends to monitor the progress of its vendors and customers in becoming Year 2000 compliant. The Company has not to date formulated a contingency plan to deal with the potential non-compliance of vendors and customers, but will be considering whether such a plan would be feasible.

F    NEW ACCOUNTING PRONOUNCEMENTS

          In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". SFAS No. 133 requires companies to recognize all derivative contracts as either assets or liabilities in the balance sheet and to measure them at fair value. If certain conditions are met, a derivative may be specifically designated as a hedge, the object of which is to match the timing of gain or loss recognition on the hedging derivative with the recognition of (i) the changes in the fair value of the hedged asset or liability that are attributable to the hedged risk of (ii) the earnings effect of the hedged forecasted transaction. For a derivative not designated as a hedging instrument, the gain or loss is recognized in income in the period of change. SFAS No. 133 is effective for all quarters of fiscal years beginning after June 15, 1999.

          Historically, the Company has not entered into derivatives contracts either to hedge existing risks or for speculative purposes, Accordingly, the Company does not expect adoption of the new standards on January 1, 2000 to affect its financial statements.

          In April 1998, the American Institute of Certified Public accountants issued Statement of Position 98-5, "Reporting on the Costs of Start-Up activities", ("SOP 98-5") which provides guidance on the financial reporting of start-up costs and organization costs. It requires costs of start-up activities and organization costs to be expensed as incurred. SOP 98-5 is effective for fiscal years beginning after December 15, 1998 with initial adoption reported as the cumulative effect of a change in accounting principle. Adoption of this standard will not have a material effect on the financial statements.

G    Forward Looking Statements

          The Registration Statement includes "forward-looking statements" within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward looking statements". Such statements are included, among other places in this Registration Statement, in the sections entitled "Management's Discussion and Analysis or Plan of Operation," "Description of Business" and "Description of Property." Forward-looking statements are based on expectations, estimated and projections at the time the statements are made that involve a number of risks and uncertainties which could cause actual results or events to differ materially from those presently anticipated. These include, but are not limited to, the risks of mining industry (for example, operational risks of exploring for, developing and producing precious metals and base metals, risks and uncertainties involving geology of mineral deposits, the uncertainty of reserve estimates and estimates relating to production volumes, cost and expense projections, potential cost overruns and health, safety and environmental risks), risks relating to the Company's properties (for example, lack of operating history and transportation), fluctuations in mineral prices and exchange rates and uncertainties resulting from potential delays or changes in plans with respect to exploration or development projects or capital expenditures. See "Risk Factors of the Company's Business." Although the Company believes that the expectations reflected in such forward-looking statements are reasonable; it can give no assurance that such expectations will prove to have been correct.


Item 3. DESCRIPTION OF PROPERTY

          All of the Company's properties are in the preliminary exploration stage and do not contain any known body of ore.

A    Acquisition of Property Interests or Options to acquire Property Interests

          Since commencement of its exploration operations in 1997, the Company has undertaken a review of its mining properties in Argentina. In addition to Argentina, primary regions under investigation by the Company include Canada, Cote D' Ivoire, Liberia, Mexico and Morocco.

          The  Company  holds  100%   interest  in  seven  mineral   exploration
     concessions in Argentina of which two are cateos and the remaining five are mineral discovery concessions.

          In Argentina, a cateo is a parcel of land to which an exclusive prospecting right has been granted to an individual or a corporation. Once the application/right has been granted by the Argentina government, the mineral exploration concession license/permit gives the Company an exclusive right over all mineral discoveries made within the areas concerned. Exploration rights are temporary. The title owner has a maximum of 1100 days (almost three years) to make discoveries. Portions of the area must be gradually discarded so that at the end of the 1100 days the whole area becomes free and can be petitioned by another individual or company.

          In Argentina, a Mineral Discovery license/permit is granted by the Argentina government under the following circumstances. An explorer that finds indications of the presence of a deposit may apply for an area/concession double the size of the maximum permitted. This maximum depends on the type of mineral found and the regulations in force in each province. Upon receipt of the application, the local authority checks the fulfilment of all corporate and legal conditions of the application and registers an exclusive zone of up to 3,000 or 6,000 hectares. The text of the registration is published three times in a local newspaper to give an opportunity to other prospectors to claim a better or prior right to the same area or to portions of the area. Quite often there are overlaps, so that the original diagram of the exclusive zone suffers amendments. The discoverer must reduce the exclusive zone to the actual size of the area that he intends to own. This depends on the exact location and distribution of the deposit in the ground. As the exclusive zone has double the size of the maximum permitted, the reduction will result in at least half the size. Once reduced, the applicant must stake the claim by putting poles in its angles. This is called the "Mensura" (measurement) and must be done by land surveyors.

          During Fiscal 1998, the Company continued its preliminary field assessment and sampling programs on the five exploration license areas ("ELAs" - "cateos"), Carmela IV, Carmela VI, Carmela VII, Carmela VIII and Carmela IX, held in the Province of La Rioja, Department of Rosario Vera Penaloza, District of Chepes. Each cateo consisted of 10,000 hectares for a total of 50,000 hectares. The exploration permits for the mineral exploration concessions were originally acquired by the Company in July 1997. Guided by the results obtained from the 1997 and 1998 exploration work programs which included a sampling program and analysis of geophysical data compiled from existing data and work carried out by the Servicio Geologico Minero Argentino ("SEGEMAR"), the Company gradually reduced the size of the five cateos and reapplied for the most prospective areas of the cateos under the following exploration/mineral discovery permits.

          Piloncho 1
          Type of concession:  Cateo  (exploration  permit)
          Number of hectares:  9,975
          Location of claims:  Province of La Rioja, Department
                               of  Rosario  Vera  Penaloza,
                               District  of  Chepes.
          Current  status:     Application filed with the government

          Piloncho 2
          Type of concession:  Cateo  (exploration  permit)
          Number of hectares:  9,450
          Location of claims:  Province of La Rioja, Department
                               of  Rosario  Vera  Penaloza,
                               District  of  Chepes.
          Current  status:     Application filed with the government

          Piloncho 20
          Type of concession:  Mineral Discovery
          Number of hectares:  3,500
          Location of claims:  Province of La Rioja, Department of
                               Rosario Vera Penaloza,
                               District of Chepes.
          Current status:      Application filed with the government

          Piloncho 21
          Type of concession:  Mineral Discovery
          Number of hectares:  3,500

          Location of claims:  Province of La Rioja, Department of Rosario
                               Vera Penaloza,
                               District of Chepes.
          Current status:      Application filed with the government

          Carmelita 16
          Type of concession:  Mineral Discovery
          Number of hectares:  3,000
          Location of claims:  Province of La Rioja, Department of Rosario
                               Vera Penaloza, District of Chepes.
          Current status:      Application filed with the government

          Carmelita 17
          Type of concession:  Mineral Discovery
          Number of hectares:  2,000
          Location of claims:  Province of La Rioja, Department of Rosario
                               Vera Penaloza,  District of Chepes.
          Current status:      Application filed with the government

          Carmelita 18
          Type of concession:  Mineral Discovery
          Number of hectares:  2,000
          Location of claims:  Province of La Rioja, Department of Rosario
                               Vera Penaloza,  District of Chepes.
          Current status:      Application filed with the government

          The concessions are located in Sierra de Chepes in the extreme south end of the Province of La Rioja, 1,000 Kilometres Northwest of Buenos Aires, in the departments of Rosario Vera Penaloza and San Martin, immediately north of the town of Chepes. The concessions are readily accessible by paved road from the city of La Rioja situated approximately 200 kilometres to the north. Provincial Highway 79 traverses the entire eastern boundary of the concessions in a north-south direction and Provincial Highway 29 parallels the western boundary. A number of dirt roads and trails from the major highways provide convenient access to may parts of the concessions.

          The Sierra de Chepes is composed principally of plutonic rocks resulting from a number of phases of magmatic activity in the area. Late Proterozoic tonalite and granodiorite (The Chepes Formation) with migmatitic and porphyroblastic facies are predominant rock types with the concessions in the Sierra de Chepes.

          The basement complex throughout the Sierra de Chepes and Sierra de las Minas consisting of a varied assemblage of metavolcanics, migmatites, tonalites and granodiorites with some mafic phases is cut by a series of north-south trending mylonite zones. A complex system of rectilinear faults and fractures intersects these mylonite zones and may be genetically or structurally related to the gold-bearing quartz veins and shear zones in the area.

B    Exploration Activities and Anticipated Capital Expenditures

          The Company has been conducting preliminary exploration work on all of its properties since August 1997.

          The Company has retained the services of Gregory G. Crowe, M.Sc., P.Geo, P.Geol; and Ian Kearsley, B.Sc, M.Sc Geology, to evaluate the mineral and reconnaissance concessions on the Company's behalf. There are no long-term agreements or understandings regarding the continuation of these consulting relationships and all such arrangements may be terminated by either party thereto upon one month's prior notice. Ian Kearsley is compensated at the rate of $250 per day.

          The Company will retain independent mineral consultants on an as when needed basis.

          Consultants and advisors will be employed by the Company based on their technical expertise, familiarity with the subject matter, ability to speak the language of the country in which the Company's property interests are located; knowledge of local mining laws, ordinances and geology.

          The Company estimates that approximately $100,000 will be required from May 1999 through December 31, 1999 in order to complete its preliminary assessment of its properties.

          The Company feels that its current cash position is strong enough to fund all capital requirements in fiscal 1999 and 2000. In the event that a production decision is made on one of the properties or the Company acquires additional mineral properties either directly, through joint ventures, or through the acquisition of operating entities, it is the Company's intention to raise additional capital either through equity offerings and/or debt borrowings. No assurance can be given that such financing will be available when required by the Company. The amount of funds that may be available to the Company may be less than that required by the Company and will be affected by factors, such as general market and economic conditions that are beyond the Company's control. The Company has no (1) understandings or agreements with any person regarding such financing and (2) present intentions to effectuate a merger or other business combination

          Notwithstanding the foregoing, if an appropriate opportunity presents itself to joint venture the continual exploration and if warranted, the development of its properties the Company intends to fully explore the viability of any such opportunities.

C    Office Facilities

          There are no long term agreements or commitments with respect to the Company's offices located at 1505 - 1060 Alberni Street, Vancouver, British Columbia Canada V6E 4K2. The office is rented on a month-to-month basis. The Company is required to give 30 days notice prior to vacancy.


Item 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

          The following table sets forth certain information regarding the beneficial ownership of the Company's Common Stock as of April 22, 1999 by
     (i) each person who is known by the Company to own beneficially more than five percent (5%) of the Company's outstanding Common Stock; (ii) each of the Company's directors and officers; and (iii) all directors and officers of the Company as a group. As at April 22, 1999 there were 13,000,000 shares of Common Stock issued and outstanding.

                     Name of                  Shares of Common       Percentage
                   Beneficial                Stock Beneficially         Owned
                     Owner                         Owned                -----
                   ----------                ------------------

Carrington International Limited (1)             3,000,000              23.1%
STE 2402,
Bank of America Tower
12 Harcourt , Central Hong Kong

Amalia Jaramillo                                 1,330,000              10.2%
Sextante 32
18003 Madrid, Spain

Dorothea Schnura                                 1,000,000              7.7%
Robert Kock Street 6
67259 Bemdershein, Germany

Gregorio Becerro                                  800,000               6.2%
Plaza Mayor 7
Salamanca, Spain

Viabilite et Establissement a.r.l. (1)            800,000               6.2%
Broadcasring House,
Rouge Bouillon St.
Channel Island

Amenagement a.r.l. (1)                            662,500               5.1%
PO Box 544
One Britannie Place Street
Jersey, Channel Island

Fernpark Investments Limited (1)                  650,000               5.0%
PO Box N-8318
Nassau, Bahamas

Officers and Directors

David E. Jenkins                                   50,000                 *
1505-1060 Alberni Street
Vancouver, B.C. Canada V6E 4K2

Antonino G. Cacace                                   0                    *
Crud-y-Gloyat
Carswell Bay
Swansea Wales, U.K.

Cosme M. Beccar Varela                             25,000                 *
Reconquista 657
1373 Buenos Aires, Argentina

Officers and Directors (3 persons)                 75,000                 *

     (1) To the best of the Company's knowledge, none of the above companies are affiliated to the officers and directors of the Company.

     *    Less than 1%.


Item 5. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

          The following persons are the directors and executive  officers of the
          Company:


                         Name                          Position
                         ----                          --------
         David E. Jenkins             President and Director since June 25, 1997

         Antonino Cacace              Director since June 25, 1997

         Cosme M. Beccar Varela       Director and Secretary since June 25, 1997

          All directors and officers of the Company are elected annually to serve for one year or until their successors are duly elected and qualified.

     Management's business experience during the past five years is as follows:

     David E. Jenkins, Director & President

          Mr. Jenkins is also the president of Aurora Gold Corporation a mineral exploration company. He is also President of a private business-consulting firm, specialising in venture capital.

     Antonino G. Cacace, Director

          Mr. Cacace is a founder and current Managing Director of Stelax Industries, a medium-sized steel and stainless steel mill facility in the United Kingdom.

     Cosme M. Beccar Varela, Director and Secretary

          Mr. Cosme M. Beccar Varela is a principal in the Law Firm of C & C Beccar Varela and has been employed with them since 1993


Item 6. EXECUTIVE COMPENSATION

(A)  General

          The following table sets forth information concerning the compensation of the named executive officers for each of the registrant's last three completed fiscal year:

------------------------------------------------------------------------------------------------------------------------------------
                                        Annual Compensation                    Long-Term Compensation
                                        ----------- ------------- ------------ --------------------------- -------------------------
                                                                               Awards                      Payments
                                                                               ------------- ------------- ------------ ------------

                                                                                              Securities
                                                                     Other                      Under-                      All
                                                                    Annual      Restricted      Lying                      Other
         Name And                                                   Compen-       Stock        Options/       LTIP        Compen-
    Principal Position         Year       Salary      Bonuses       Sation       Award(s)        SARs        Payouts       Sation
                                           ($)          ($)           ($)          ($)           (=)           ($)          ($)
           (a)                 (b)         (c)          (d)           (e)          (f)           (g)           (h)          (i)
--------------------------- ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
David Jenkins                  1998        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1997        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1996        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------

--------------------------- ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
Antonino Cacace                1998        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1997        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1996        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------

--------------------------- ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
Cosme M. Beccar                1998        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
Varela                         1997        -0-          -0-           -0-          None          None         None          -0-
                            ----------- ----------- ------------- ------------ ------------- ------------- ------------ ------------
                               1996        -0-          -0-           -0-          None          None         None          -0-

          None of the Company's officers and directors is currently party to an employment agreement with the Company. The Company intends to pay a salary of $7,000 per month to David Jenkins and $3,000 per month to Cosme M. Beccar Varela commencing in the second quarter of 1999. Directors and/or officers will receive expense reimbursement for expenses reasonably incurred on behalf of the Company. As the Company is in the exploration stage, no value has been input for donated services.

(B)  Options/SAR Grants Table

     No options have been awarded to May 31, 1999. Stock options will be awarded during the second half of 1999.

(C)  Aggregated Option/SAR Exercises and Fiscal Year-End Option/SAR Value Table

     No options have been awarded to May 31, 1999. Stock options will be awarded during the second half of 1999.

(D)  Long-Term Incentive Plan ("LTIP") Awards Table

          The Company does not have a Long-term Incentive Plan.

Item 7. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

          The proposed business of the Company raises potential conflicts of interests between the Company and certain of its officers and directors.

          Certain of the directors of the Company are directors of other mineral resource companies and, to the extent that such other companies may participate in ventures in which the Company may participate, the directors of the Company may have a conflict of interest in negotiating and concluding terms regarding the extent of such participation. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In appropriate cases the Company will establish a special committee of independent directors to review a matter in which several directors, or Management, may have a conflict. From time to time several companies may participate in the acquisition, exploration and development of natural resource properties thereby allowing for their participation in larger programs, involvement in a greater number of programs and reduction of the financial exposure with respect to any one program. It may also occur that a particular company will assign all or a portion of its interest in a particular program to another of these companies due to the financial position of the company making the assignment. In determining whether the Company will participate in a particular program and the interest therein to be acquired by it, the directors will primarily consider the potential benefits to the Company, the degree of risk to which the Company may be exposed and its financial position at that time. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest. The Company is not aware of the existence of any conflict of interest as described herein.

          During the three months ended March 31, 1999 salaries and wages aggregating, $0, the fiscal year ended December 31, 1998 $0 (December 31, 1997 - $0, December 31, 1996 - $0) were paid or are payable to directors or corporations controlled by directors in connection with managerial, engineering and administrative services provided. The Company intends to pay a salary of $7,000 per month to David Jenkins and $3,000 per month to Cosme M. Beccar Varela commencing in the second quarter of 1999.

          In  addition,   directors   and/or   officers  will  receive   expense
     reimbursement for expenses reasonably incurred on behalf of the Company.

          The Company believes that had amounts been paid they would be comparable to amounts that would have been paid to at arms length third party providers of such services.


Item 8.  DESCRIPTION OF SECURITIES

     Common Stock

          The Company is authorized to issue 50,000,000 shares of Common Stock, of which 13,000,000 shares were issued and outstanding as of the date of this Registration Statement. Each outstanding share of Common Stock entitles the holder to one vote, either in person or by proxy, on all matters that may be voted upon by the owners thereof at meetings of the stockholders.

          The holders of Common Stock (i) have equal rights to dividends from funds legally available therefor, when, and if, declared by the Board of Directors of the Company; (ii) are entitled to share rateably in all of the assets of the Company available for distribution to the holders of Common Stock upon liquidation, dissolution or winding up of the affairs of the Company; (iii) do not have pre-emptive, subscription or conversion rights, and (iv) are entitled to one non-cumulative vote per share on all matters on which stockholders may vote at all meetings of stockholders.

          The holders of shares of Common Stock of the Company do not have cumulative voting rights, which means that the holders of more than 50% of such outstanding shares, voting for the election of directors, can elect all directors of the Company if they so choose and, in such event, the holders of the remaining shares will not be able to elect any of the Company's directors. The present officers and directors of the Company own less than 1% of the outstanding shares of the Company.


                                     PART II

Item 1. MARKET PRICE AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER STOCKHOLDER MATTERS

     (a) The Common Stock of the Company has been quoted on the OTC Bulletin Board since May 1, 1997. The following table sets forth high and low bid prices for the Common Stock for the calendar quarters indicated as reported by the OTC Bulletin Board from May 1, 1997 through April 22, 1999. These prices represent quotations between dealers without adjustment for retail mark-up, markdown or commission and may not represent actual transactions.

       ------------------- ------------------ ----------------------- ------------------ -------------------
                           First Quarter      Second Quarter          Third Quarter      Fourth Quarter
       ------------------- ------------------ ----------------------- ------------------ -------------------
       1999 - High         $2.1250            $2.0625                 N/A                N/A
       ------------------- ------------------ ----------------------- ------------------ -------------------
       1999 - Low          $1.3750            $1.7500                 N/A                N/A
       ------------------- ------------------ ----------------------- ------------------ -------------------
       1998 - High         $2.6875            $2.5000                 $2.1250            $2.1250
       ------------------- ------------------ ----------------------- ------------------ -------------------
       1998 - Low          $1.8125            $1.7500                 $0.7500            $1.4375
       ------------------- ------------------ ----------------------- ------------------ -------------------
       1997 - High         N/A                N/A                     $0.5000            $2.5000
       ------------------- ------------------ ----------------------- ------------------ -------------------
       1997 - Low          N/A                N/A                     $0.1000            $0.7500
       ------------------- ------------------ ----------------------- ------------------ -------------------

     (b) As of April 22, 1999, there were 29 holders of record of the Common Stock.

     (c) The Company has not declared any dividends since inception, and has no present intention of paying any cash dividends on its Common Stock in the foreseeable future. The payment by the Company of dividends, if any, in the future, rests within the discretion of its Board of Directors and will depend, among other things, upon the Company's earnings, its capital requirements and its financial condition, as well as other relevant factors.

     (d) No matters were submitted to a Vote of the shareholders during the last fiscal quarter.

Item 2. LEGAL PROCEEDINGS

          The Company is not a party to any litigation, and has no knowledge of any pending or threatened litigation against it.

Item 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

        None.


Item 4. RECENT SALES OF UNREGISTERED SECURITIES

          Since inception the Registrant has sold securities in the manner set forth below without registration under the Securities Act of 1933, as amended (the "Act").

          (1) In July, 1997 the Company entered into a share exchange transaction with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), a company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all the issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. The assets of PGM consisted of investments (available-for-sale equity securities) of $225,463 and cash of $324,417.

          (2) In July 1997, the Company issued 3,000,000 shares at a price of $0.10 per share in connection with its acquisition of certain mineral property exploration license/permits in Argentina.

          (3) In August 1997, the Company issued 2,000,000 shares at a price of $0.12 per share for an aggregate consideration of $240,000 pursuant to Rule 504 of Regulation D.

          (4) In September 1997, the Company issued 1,000,000 shares at a price of $0.25 per share for an aggregate consideration of $250,000 pursuant to Rule 504 of Regulation D.

          (5) In October 1997, the Company issued 500,000 shares at a price of $1.00 per share for an aggregate consideration of $500,000 pursuant to Rule 504 of Regulation D.

          Except for 3,500,000 shares issued pursuant to Rule 504, such shares are "restricted securities," as that term is defined in the rules and regulations promulgated under the Securities Act of 1933, as amended, subject to certain restrictions regarding resale. Certificates evidencing all of the above-referenced securities have been stamped with a restrictive legend and will be subject to stop transfer orders.

          The Registrant believes that each of the above-referenced transaction was exempt from registration under the Act, pursuant to Section 4(2) of the Act and the rules and regulations promulgated thereunder as a transaction by an issuer not involving any public offering.


Item 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS

          Except as hereinafter set forth there is no charter provision, bylaw, contract, arrangement or statute under which any officer or director of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such.

     Statutory indemnification of Directors and Officers

          The Company's Articles of Incorporation and Bylaws provide for the indemnification of officers and directors. In addition, the Company's officers and directors have entered into agreements, which also indemnify them from certain acts and omissions.

          Section 607.0850 of the Florida Business Corporations Act, provides for the indemnification of the Company's directors, officers, employees or agents under certain circumstances as follows:

     Indemnification of Officers, Directors, Employee and Agents; Insurance

     (a) A corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that he is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fee), judgements, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding, by judgement, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had reasonable cause to believe that his conduct was unlawful.

     (b)       A corporation  may indemnify any person who was or is a party or is  threatened  to be made a party to any  threatened,  pending  or completed action or suit by or in the right of the corporation to procure a judgement in its favour by reason of the fact that he if or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys' fees) actually and reasonably incurred by him in connection with the defence or settlement of such action or suit if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person if fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such court shall deem proper.

     (c) To the extent that a director, officer, employee or agent of a corporation has been successful on the merits or otherwise in defence of any action, suit or proceeding referred to in subsections
          (a) and (b) of this section, or in defence of any claim, issue or matter therein, he shall be indemnified against expenses (including attorney's fees) actually and reasonably incurred by him in connection therewith.

     (d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the director, officer, employee or agent is proper in the circumstances because he has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made (1) by the board of directors by a majority vote of a quorum consisting of the directors who were not parties to such action, suit or proceeding, or (2) if such a quorum is not obtainable, or, even, if obtainable a quorum of disinterested directors so directs, by independent legal counsel in written opinion, or (3) by the stockholders.

     (e)        Expenses  (including  attorneys' fees) incurred by an officer or director in defending any civil, criminal, administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of any undertaking by or on behalf of such director to repay such amount if it shall ultimately be determined that he is not entitled to be indemnified by the corporation as authorized in this section. Such expenses including attorneys' fees incurred by other employees and agents may be so paid upon such terms and conditions, if any, as the board of directors deems appropriate.

     (f) The indemnification and advancement expenses provided by, or granted pursuant to, the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office.

     (g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against him and incurred by him in any such capacity or arising out of his status as such, whether or not the corporation would have the power to indemnify him against such liability under this section.

     (h) For purposes of this section, references to "the corporation" shall include, in addition to the resulting corporation, any constituent corporation including (any constituent of a constituent) absorbed in a consolidation or merger which, if separate existence had continued, would have had power and authority to indemnify its directors, officers and employees or agents so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as he would have with respect to such constituent corporation if its separate existence had continued.

     (i)       For   purposes  of  this   section,   reference   to  "other
          enterprises" shall include employee benefit plans; references to "fines" shall include any excise taxes assessed on a person with respect to an employee benefit plan; and references to "serving at the request of the corporation" shall include any services as a director, officer, employee or agent of the corporation which imposes duties on, or involve services by, such director, officer, employee, or agent with respect to any employee benefit plan, its participants, or beneficiaries; and a person who acted in good faith and in a manner he reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner "not opposed to the best interests of the corporation" as referred to in this section.

     The Securities and Exchange Commission's Policy on Indemnification

          Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to any provisions contained in its Certificate of Incorporation, or by-laws, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defence of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART III


Item 1.    INDEX TO EXHIBITS

1.1       Article of Incorporation of Cayman Purchasing & Supply, Inc.

1.2       Company By-laws for Cayman Purchasing & Supply, Inc.

1.3       Notice of reinstatement for Cayman Purchasing & Supply, Inc.

1.4       Amendment  to the  Articles of  Incorporation  of Cayman  Purchasing &
          Supply, Inc.

1.5 Notice of filing of Amendment to the Articles of Incorporation of Cayman Purchasing & Supply, Inc.

1.6 Notice of filing of Amendment to the Articles of Incorporation of Cayman Purchasing & Supply, Inc. changing its name to Patagonia Gold Corporation

3.1 Agreement dated July 30, 1997 between The Company and Carrington International Limited

21.1      Subsidiaries of the Company

27.1      Financial Data Schedule

                                    PART F/S
                              FINANCIAL STATEMENTS

                           PATAGONIA GOLD CORPORATION


     Audited financial statements:

     Report of the Independent Accountants

     Consolidated  Balance  Sheets as at March 31,  1999,  December 31, 1998 and
     1997

     Statement of Stockholders' equity for the three-month periods ended March 31, 1999, and for the years ended December 31, 1998 and 1997

     Statement of Operations for the three-month periods ended March 31, 1999, March 31, 1998 (unaudited) and for the year ended December 31, 1998 and 1997

     Statements of Cash Flows for the three-month periods ended March 31, 1999, March 31, 1998 (unaudited) and for the years ended December 31, 1998 and 1997

     Summary of Significant Accounting Policies

     Notes to the Consolidated financial Statements

                                   SIGNATURES

          In accordance with Section 12 of the securities exchange Act of 1934, the registrant caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.



     Date:    June 15, 1999

     Patagonia Gold Corporation


     By:      /s/ David Jenkins
              ----------------------------------
              David Jenkins, President

                                                    Patagonia Gold Corporation

                                             Consolidated Financial Statements
                           For the three month period ended March 31, 1999 and
                                for the years ended December 31, 1998 and 1997
                                                   (Expressed in U.S. Dollars)

================================================================================
                                                      Patagonia Gold Corporation
--------------------------------------------------------------------------------

                                                               Table of Contents


Report of Independent Accountants


Consolidated Financial Statements


     Balance Sheets


     Statements of Stockholders' Equity


     Statements of Operations


     Statements of Cash Flows


Summary of Significant Accounting Policies


Notes to the Consolidated Financial Statements

================================================================================
                                               Report of Independent Accountants
--------------------------------------------------------------------------------

To The Board of Directors and Stockholders
Patagonia Gold Corporation


We have audited the Consolidated Balance Sheets of Patagonia Gold Corporation as at March 31, 1999 and December 31, 1998 and 1997 and the Consolidated Statements of Stockholders' Equity, Operations and Cash Flows for the three month period ended March 31, 1999 and for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at March 31, 1999 and December 31, 1998 and 1997 and the results of its operations and its cash flows for the three month period ended March 31, 1999 and for each of the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles in the United States.



                                                              "BDO Dunwoody LLP"
Vancouver, Canada
May 8, 1999                                                Chartered Accountants

================================================================================================
                                                                      Patagonia Gold Corporation
                                                                     Consolidated Balance Sheets
                                                                     (Expressed in U.S. Dollars)


                                                                              December 31
                                                        March 31      --------------------------
                                                           1999           1998           1997
------------------------------------------------------------------------------------------------
Assets

Current
  Cash                                                 $    44,959    $    73,651    $ 1,301,165
  Receivables                                                  333            220          1,678
  Investments (Note 2)                                   1,462,337      1,567,456        377,136
                                                       -----------------------------------------

                                                         1,507,659      1,641,327      1,679,979

Mineral property costs (Note 3)                            300,000        300,000        300,000
                                                       -----------------------------------------

Total Assets                                           $ 1,807,659    $ 1,941,327    $ 1,979,979
================================================================================================

Liabilities and Stockholders' Equity

Liabilities

Current
  Accounts payable and accrued liabilities             $    17,037    $    15,853    $    16,883
                                                       -----------------------------------------

Stockholders' equity
 Share capital (Note 4)
    Authorized
     50,000,000 common shares, par value $0.001
    Issued
     13,000,000 common shares                               13,000         13,000         13,000
    Additional paid-in capital                           1,827,000      1,827,000      1,827,000
    Accumulated deficit                                   (194,048)      (164,285)       (28,577)
    Accumulated other comprehensive income -
        unrealized gains on securities available for
        sale                                               144,670        249,759        151,673
                                                       -----------------------------------------

  Total stockholders' equity                             1,790,622      1,925,474      1,963,096
                                                       -----------------------------------------

Total Liabilities and Stockholders' Equity             $ 1,807,659    $ 1,941,327    $ 1,979,979
================================================================================================

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

Approved by the Board:

/s/ David Jenkins   Director                /s/ Cosme M Beccar Varela   Director
----------------------------                ------------------------------------

====================================================================================================================================

                                                                                                          Patagonia Gold Corporation
                                                                                     Consolidated Statements of Stockholders' Equity
                                                                                                         (Expressed in U.S. Dollars)

                                                         Common Stock            Additional                Accumulated        Total
                                                  --------------------------       Paid-In     Accumulated  Unrealized Stockholders'
                                                       Shares       Amount         Capital       Deficit      Gains          Equity
------------------------------------------------------------------------------------------------------------------------------------
Balance, January 1, 1997                                      1    $ -          $   -          $ -          $  -       $     -

Issuance of common stock in July 1997 at
  $0.10 per share                                     5,500,000     550,000         -            -             -            550,000

Recapitalization to effect the issuance of shares
  on reverse acquisition                                999,999    (543,500)       543,500       -             -             -
                                                  ----------------------------------------------------------------------------------
                                                      6,500,000        6,500       543,500       -             -            550,000
                                                                                              --------------------------------------
Net loss for the year                                                                           (28,577)       -            (28,577)

Change in unrealized gains                                                                        -           151,673       151,673
                                                                                              --------------------------------------
  Total comprehensive income                                                                    (28,577)      151,673       123,096
Issuance of common stock
  For cash
    - in August 1997 at $0.12 per share               2,000,000        2,000       238,000        -            -            240,000

    - in September 1997 at $0.25 per share            1,000,000        1,000       249,000        -            -            250,000

    - in October 1997 at $1.00 per share                500,000          500       499,500        -            -            500,000

  For mineral properties (Note 1)                     3,000,000        3,000       297,000        -            -            300,000
                                                  ----------------------------------------------------------------------------------
Balance, December 31, 1997                           13,000,000       13,000     1,827,000      (28,577)      151,673     1,963,096
                                                                                              --------------------------------------
Net loss for the year                                                                          (135,708)       -           (135,708)

Change in unrealized gains                                                                        -            98,086        98,086
                                                                                              --------------------------------------
  Total comprehensive loss                                                                     (135,708)       98,086       (37,622)

                                                  ----------------------------------------------------------------------------------
Balance, December 31, 1998                           13,000,000       13,000     1,827,000     (164,285)      249,759     1,925,474
                                                                                              --------------------------------------
Net loss for the period                                                                         (29,763)       -            (29,763)

Change in unrealized gains                                                                        -          (105,089)     (105,089)
                                                                                              --------------------------------------
  Total comprehensive loss                                                                      (29,763)     (105,089)     (134,852)
                                                  ----------------------------------------------------------------------------------
Balance, March 31, 1999                              13,000,000    $  13,000    $1,827,000    $(194,048)   $  144,670  $  1,790,622
====================================================================================================================================


The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

======================================================================================================================
                                                                                         Patagonia Gold Corporation
                                                                              Consolidated Statements of Operations
                                                                                        (Expressed in U.S. Dollars)

                                                       Three Months Ended                 Twelve Months Ended
                                                            March 31                          December 31
                                                ----------------------------------------------------------------------
                                                     1999              1998             1998              1997
----------------------------------------------------------------------------------------------------------------------
                                                                      (Unaudited)
General and administrative expenses
  Consultants                                        $    6,000        $    6,000       $   24,000        $      -
  Office and miscellaneous                                2,227             5,835           11,547               595
  Professional fees -   legal                             8,375             8,051            7,975             7,773
                    -   accounting                          845             6,000           16,103               -

  Rent and other                                            832               103            2,710               761
  Salaries and wages                                      5,767             1,760            9,053               -
  Shareholder relations, advertising and
     promotion                                               46                28              197               -
  Telephone                                                 260                -             2,098               772
  Transfer agent, listing and filing fees                   480               749            2,606             3,805
                                                ----------------------------------------------------------------------

                                                         24,832            28,526           76,289            13,706
                                                ----------------------------------------------------------------------

Less:
  Interest and other income                                 397            13,349           25,092            10,299
  Realized gain on sale of investments                       -              6,613           16,962               -
  Interest expense and foreign exchange                    (186)             (301)          (7,178)             (415)
                                                ----------------------------------------------------------------------

                                                            211             19,661           34,876             9,884
                                                ----------------------------------------------------------------------

                                                        (24,621)            (8,865)         (41,413)           (3,822)

Exploration expenses                                      5,142              1,407           94,295            24,755
                                                ----------------------------------------------------------------------

Net loss for the period                              $  (29,763)       $   (10,272)     $  (135,708)      $   (28,577)
======================================================================================================================

Loss per share                                       $     -           $       -        $     (0.01)      $       -
                                                ======================================================================

Weighted average shares outstanding                   13,000,000        13,000,000       13,000,000         6,916,667
======================================================================================================================

The accompanying summary of significant accounting policies and notes form an integral part of these financial statements.

======================================================================================================================

                                                                                         Patagonia Gold Corporation
                                                                              Consolidated Statements of Cash Flows
                                                                                        (Expressed in U.S. Dollars)


                                                         Three Months Ended               Twelve Months Ended
                                                              March 31                        December 31
                                                  -------------------------------------------------------------------
                                                       1999             1998             1998             1997
---------------------------------------------------------------------------------------------------------------------
                                                                       (Unaudited)
Cash provided by (used in):

Cash flows from operating activities
 Net loss for the period                               $ (29,763)       $ (10,272)      $ (135,708)      $  (28,577)
 Adjustments to reconcile net loss to net
 cash used in operating activities
   Realized gain on sale of investments                      -             (6,613)         (16,962)             -
   Changes in assets and liabilities
   Decrease (increase) in receivables                       (113)            1,678           1,458            (1,678)
   (Decrease) increase in accounts
      payable                                               1,184          (4,883)          (1,030)           16,883
                                                  -------------------------------------------------------- -----------

                                                         (28,692)         (20,090)        (152,242)         (13,372)
                                                  --------------------------------------------------------------------
Cash flows used in investing activities
 Purchases of available-for-sale securities                 -            (329,259)      (1,603,921)        (225,463)
 Proceeds on sale of available-for-sale
   securities                                               -              37,832          528,649              -
                                                  --------------------------------------------------------------------

                                                            -            (291,427)      (1,075,272)        (225,463)
                                                  --------------------------------------------------------------------

Cash flows used in financing activities
  Proceeds from the issuance of common
   stock                                                    -                -                 -           1,540,000
                                                  --------------------------------------------------------------------

Increase (decrease) in cash for the
   period                                              $ (28,692)        (311,517)      (1,227,514)        1,301,165

Cash, beginning of period                                 73,651        1,301,165        1,301,165              -
                                                  --------------------------------------------------------------------

Cash, end of period                                     $ 44,959        $ 989,648       $   73,651       $ 1,301,165

======================================================================================================================
The accompanying  summary of significant  accounting  policies and notes form an integral part of these financial statements.


================================================================================
                                                      Patagonia Gold Corporation
                                      Summary of Significant Accounting Policies
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

Basis of Consolidation                     These     consolidated      financial
                                           statements,  prepared  in  accordance
                                           with accounting  principles generally
                                           accepted   in  the   United   States,
                                           include  the  accounts of the Company
                                           and  its   wholly-owned   subsidiary,
                                           Patagonia Gold Mines Ltd. Significant
                                           intercompany       accounts       and
                                           transactions have been eliminated.

Unaudited Interim Consolidated             In  the  opinion  of  the   Company's
Financial Statements                       management,      the     consolidated
                                           statements  of  operations  and  cash
                                           flows  for  the  three-months   ended
                                           March   31,    1998    contain    all
                                           adjustments   (consisting   of   only
                                           normal     recurring     adjustments)
                                           necessary   to  present   fairly  the
                                           information set forth therein.


Mineral Properties and Exploration         Exploration   costs  are  charged  to
Expenses                                   operations  as incurred as are normal
                                           development  costs  until  such  time
                                           that proven  reserves are discovered.
                                           At March 31,  1999 and  December  31,
                                           1998 and 1997,  the  Company  did not
                                           have   proven   reserves.   Costs  of
                                           initial acquisition of mineral rights
                                           and concessions are capitalized until
                                           the  properties  are abandoned or the
                                           right expires.


                                           Exploration    activities   conducted
                                           jointly with others are  reflected at
                                           the Company's  proportionate interest
                                           in such activities.

                                           Costs  related  to  site  restoration
                                           programs are accrued over the life of
                                           the project.

Investments                                Available-for-sale   securities   are
                                           carried  at fair  market  value  with
                                           unrealized  holding  gains and losses
                                           included  in  stockholders'   equity.
                                           Realized   gains   and   losses   are
                                           determined  on an average  cost basis
                                           when securities are sold.

================================================================================
                                                      Patagonia Gold Corporation
                          Summary of Significant Accounting Policies - Continued
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

Foreign Currency Transactions              Foreign    currency    accounts   are
                                           translated   into  U.S.   dollars  as
                                           follows:

                                           At the transaction  date, each asset,
                                           liability,  revenue  and  expense  is
                                           translated  into U.S.  dollars by the
                                           use of the exchange rate in effect at
                                           that  date.   At  the   period   end,
                                           monetary  assets and  liabilities are
                                           translated into U.S. dollars by using
                                           the  exchange  rate in effect at that
                                           date. The resulting  foreign exchange
                                           gains  and  losses  are  included  in
                                           operations.

Accounting Estimates                       The    preparation    of    financial
                                           statements   in    conformity    with
                                           generally     accepted     accounting
                                           principles   requires  management  to
                                           make estimates and  assumptions  that
                                           affect the reported amounts of assets
                                           and  liabilities  and  disclosures of
                                           contingent  assets and liabilities at
                                           the date of the financial  statements
                                           and the  reported  amounts of revenue
                                           and  expenses  during  the  reporting
                                           period.  Actual  results could differ
                                           from those estimates and assumptions.

Fair Value of Financial Instruments        The  respective   carrying  value  of
                                           certain  on-balance-sheet   financial
                                           instruments  approximated  their fair
                                           values.  These financial  instruments
                                           include      cash,       receivables,
                                           investments and accounts  payable and
                                           accrued liabilities. Fair values were
                                           assumed   to   approximate   carrying
                                           values     for    these     financial
                                           instruments,   except   where  noted,
                                           since  they are short  term in nature
                                           and    their     carrying     amounts
                                           approximate  fair  values or they are
                                           receivable   or  payable  on  demand.
                                           Management is of the opinion that the
                                           Company is not exposed to significant
                                           interest,  credit,  or currency risks
                                           arising    from    these    financial
                                           instruments.

================================================================================
                                                      Patagonia Gold Corporation
                          Summary of Significant Accounting Policies - Continued
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

Income Taxes                               The Company follows the provisions of
                                           Statement  of  Financial   Accounting
                                           Standards     ("SFAS")    No.    109,
                                           "Accounting for Income Taxes",  which
                                           requires  the  Company  to  recognize
                                           deferred tax  liabilities  and assets
                                           for   the    expected    future   tax
                                           consequences of events that have been
                                           recognized in the Company's financial
                                           statements  or tax returns  using the
                                           liability method.  Under this method,
                                           deferred tax  liabilities  and assets
                                           are determined based on the temporary
                                           differences   between  the  financial
                                           statement and tax bases of assets and
                                           liabilities  using  enacted tax rates
                                           in effect in the periods in which the
                                           differences are expected to reverse.

Loss Per Share                             Loss per share is computed  using the
                                           weighted  average  number  of  shares
                                           outstanding    during   the   period.
                                           Effective for the year ended December
                                           31,  1997,  the Company  adopted SFAS
                                           No. 128, "Earnings Per Share".

Comprehensive Income                       In 1998, the Company adopted SFAS No.
                                           130,     "Reporting     Comprehensive
                                           Income",  which establishes standards
                                           for    reporting   and   display   of
                                           comprehensive  income, its components
                                           and accumulated balances. The Company
                                           is disclosing this information on its
                                           Statement  of  Stockholders'  Equity.
                                           Comprehensive  income is comprised of
                                           net income  (loss) and all changes to
                                           stockholders'   equity  except  those
                                           resulting from  investments by owners
                                           and distributions to owners. SFAS No.
                                           130  did  not  change   the   current
                                           accounting  treatments for components
                                           of comprehensive income.

================================================================================

                                                      Patagonia Gold Corporation
                          Summary of Significant Accounting Policies - Continued
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

New Accounting Pronouncements              In   June   1998,    the    Financial
                                           Accounting   Standards  Board  issued
                                           SFAS   No.   133,   "Accounting   for
                                           Derivative  Instruments  and  Hedging
                                           Activities".   SFAS  No.133  requires
                                           companies    to     recognize     all
                                           derivatives   contracts   as   either
                                           assets or liabilities  in the balance
                                           sheet  and to  measure  them  at fair
                                           value. If certain conditions are met,
                                           a  derivative  may  be   specifically
                                           designated as a hedge,  the objective
                                           of which is to match  the  timing  of
                                           gain  or  loss   recognition  on  the
                                           hedging     derivative    with    the
                                           recognition of (i) the changes in the
                                           fair  value  of the  hedged  asset or
                                           liability  that are  attributable  to
                                           the hedged risk or  (ii) the earnings
                                           effect  of  the   hedged   forecasted
                                           transaction.  For  a  derivative  not
                                           designated  as a hedging  instrument,
                                           the  gain or loss  is  recognized  in
                                           income in the period of change.  SFAS
                                           No. 133 is  effective  for all fiscal
                                           quarters  of fiscal  years  beginning
                                           after June 15, 1999.

                                           Historically,  the  Company  has  not
                                           entered  into  derivatives  contracts
                                           either to hedge existing risks or for
                                           speculative  purposes.   Accordingly,
                                           the Company does not expect  adoption
                                           of the new  standards  on  January 1,
                                           2000   to   affect   its    financial
                                           statements.

                                           In April 1998, the American Institute
                                           of   Certified   Public   Accountants
                                           issued  Statement  of Position  98-5,
                                           "Reporting  on the Costs of  Start-Up
                                           Activities",   ("SOP   98-5")   which
                                           provides  guidance  on the  financial
                                           reporting   of  start-up   costs  and
                                           organization costs. It requires costs
                                           of    start-up     activities     and
                                           organization  costs to be expensed as
                                           incurred.  SOP 98-5 is effective  for
                                           fiscal years beginning after December
                                           15,   1998  with   initial   adoption
                                           reported as the cumulative  effect of
                                           a  change  in  accounting  principle.
                                           Adoption  of this  standard  will not
                                           have  a   material   effect   on  the
                                           financial statements.

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

1.   Nature of Business and Going Concern

     The Company was incorporated under the laws of the State of Florida on March 31, 1993 and is in the business of exploration and development of mineral properties. On October 13, 1997, the Company changed its name to Patagonia Gold Corporation.

     The Company was inactive until July 30, 1997 when it entered into a share exchange agreement with the shareholders of Patagonia Gold Mines Ltd. ("PGM"), an inactive company incorporated in 1994 under the laws of Bermuda, whereby the Company acquired all issued and outstanding shares of PGM in exchange for 5,500,000 common shares of the Company. There were no operations of the companies prior to July 30, 1997. At the conclusion of the transaction, the former shareholders of PGM controlled the Company and, thus, the transaction has been accounted for as a reverse acquisition of the Company by PGM. Consistent with accounting principles governing the accounting for reverse acquisitions, these consolidated financial statements are accounted for as a continuation of the legal subsidiary.

     The acquisition was recorded using the purchase method. As the net book value of the Company at the date of the acquisition was Nil, a nominal value has been assigned to shares issued pursuant to the share exchange agreement.

     Also on July 30, 1997, the Company acquired mineral properties in Argentina in exchange for the issuance of 3,000,000 common shares. The mineral properties were valued at $300,000.

     The recovery of the amounts shown for interests in mineral properties is dependent upon the discovery of economically recoverable reserves or proceeds from the disposition thereof, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain financing to complete development of the properties and on future profitable operations.

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

2.   Investments

     Investments consist of available-for-sale equity securities and are summarized as follows:


                                                                         Gross             Gross
                                                                    Unrealized        Unrealized             Market
                                                       Cost              Gains            Losses              Value
                                           ------------------------------------------------------------------------
       March 31, 1999
         Equity securities                       $1,317,697           $278,877          $134,207         $1,462,337
                                           ========================================================================
       December 31, 1998
         Equity securities                       $1,317,697           $375,229          $125,470         $1,567,456
                                           ========================================================================
       December 31, 1997
         Equity securities                        $ 225,463           $151,673          $   -            $377,136
                                           ========================================================================

     Unrealized gains totalling $176,617 (December 31, 1998 - $174,043; 1997 - $151,673) relate to investments held by the Company's Bermuda subsidiary and are not subject to income tax.

--------------------------------------------------------------------------------

3.   Mineral Property Costs

     Applications for mineral concessions in the Province of La Rioja filed with the Argentina Director of Mines arising from the mineral properties acquired as disclosed in Note 1 are as follows:


           a)  Piloncho 1, Sierra de Chepes
           b)  Piloncho 2, Sierra de Chepes
           c)  Piloncho 20, Sierra de Chepes
           d)  Piloncho 21, Sierra de Chepes
           e)  Carmelita 16, Sierra de Chepes
           f)  Carmelita 17, Sierra de Chepes
           g)  Carmelita 18, Sierra de Chepes

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited
--------------------------------------------------------------------------------

4.   Share Capital

     On April 9, 1997, the Company amended its Articles of Incorporation to provide for the authorization of 50,000,000 common shares at $0.001 par value. Previously, the authorized capital was 200 common shares of no par value.

     Also, on April 9, 1997, the Company forward split its common stock 5,000:1, thus increasing the number of issued and outstanding common shares from 200 shares to 1,000,000 shares. This split has been reflected retroactively in these financial statements.


--------------------------------------------------------------------------------

5.   Supplemental Cash Flow Information

     Non-Cash Transactions

     The non-cash transactions listed below have not been included in the Statement of Cash Flows.

     a) On July 30, 1997, the Company exchanged 5,500,000 common shares for 100% of the issued and outstanding shares of Patagonia Gold Mines Ltd., a Bermuda corporation. The transaction was recorded at $Nil.

     b) On July 30, 1997, the Company issued 3,000,000 common shares in exchange for the mineral properties described in Note 3. This transaction was recorded at $300,000.

     Other

                                                       Three Months                          Years Ended
                                                      Ended March 31                         December 31
                                            ------------------------------------ ------------------------------------
                                                  1999               1998              1998              1997
                                            ------------------ ----------------- ----------------- ------------------

     c)  Interest paid                          $  -               $  -              $ 3,567           $   -

================================================================================

                                                      Patagonia Gold Corporation
                                  Notes to the Consolidated Financial Statements
                                                     (Expressed in U.S. Dollars)


Information related to the three month period ended
March 31, 1998 is unaudited


6.   Income Taxes

     (a) The Company has estimated net losses for tax purposes to March 31, 1999 totalling approximately $175,000 which may be applied against future taxable income. Accordingly, there is no tax expense charged to the Statement of Operations for the three month periods ended March 31, 1999 and 1998 or for the years ended December 31, 1998 and 1997. The potential tax benefits arising from these losses have not been recorded in the financial statements. The Company evaluates its valuation allowance requirements on an annual basis based on projected future operations. When circumstances change and this causes a change in management's judgement about the realizability of deferred tax assets, the impact of the change on the valuation allowance is generally reflected in current income.

          The right to claim these losses is expected to expire as follows:

                         2008                                   $10,000
                         2012                                    16,000
                         2018                                   128,000
                         2019                                    21,000
                                                      ------------------

                                                               $175,000
                                                      ==================


     (b) The tax effects of temporary differences that give rise to the Company's deferred tax asset (liability) are as follows:

                                        March 31           December 31
                                                 -------------------------------
                                           1999       1998            1997
                                 -----------------------------------------------

       Tax loss carryforwards           $ 59,000      $ 52,000          $ 9,000
       Valuation allowance               (59,000)      (52,000)          (9,000)
                                 -----------------------------------------------

                                        $  -          $  -               $ -
                                 ===============================================


          No tax effect has been recorded on the accumulated other comprehensive income-unrealized gains on securities available-for-sale due to the existence of US tax loss carryforwards.

                            ARTICLE OF INCORPORATION
                                       OF
                        CAYMAN PURCHASING & SUPPLY, INC.

                                   ARTICLE ONE

The name of the corporation is Cayman Purchasing & Supply, Inc. The principle address of the Corporation is: 1876 N. University Drive, Suite 101-G, Plantation, Florida 332

                                   ARTICLE TWO

The period of its duration is perpetual

                                  ARTICLE THREE

The purpose for which the corporation is organised is the transaction of any or all lawful business for which corporations may be incorporated under the Florida Corporation Act.

                                  ARTICLE FOUR

The aggregate number of shares which the corporation shall have authority to issue is two hundred (200) of no par value.

                                  ARTICLE FIVE

The corporation will not commence business until it has received for the issuance of shares consideration of the value of $1,000.00 consisting of money, labour done or property actually received.

                                   ARTICLE SIX

The street address of its initial registered office is 1876 N. University Drive, Suite 101-G, Plantation, Florida 33322 and the name of its initial registered agent at such address is Lawrence Schwartz.

I hereby am familiar with and accept the duties and responsibilities as registered agent for said corporation.

/s/ Lawrence Schwartz
------------------------------------------------------------
Lawrence Schwartz

                                  ARTICLE SEVEN

The number of directors constituting the initial board of directs is one, and the name and address of the person or persons who are to serve as directors until the first annual meeting of the shareholders or until their successors are elected and qualified are:

Name                             Mailing Address
Lawrence  Schwartz               4329 N. Reflections  Blvd., Unite 103,
                                 Sunrise, Florida 33351

                                  ARTICLE EIGHT

The Board of Directors is empowered to make, alter or repeal the Bylaws of the corporation without restriction of their powers conferred by statue.

                                  ARTICLE NINE

The name and address of each incorporator is:

Name                             Mailing Address
Lawrence Schwartz                4329 N. Reflections Blvd., Unite 103,
                                 Sunrise, Florida  33351



                                 /s/ Lawrence Schwartz
                                 -----------------------------------------------
                                 Incorporator

                                   ARTICLE TEN

The powers of the incorporators cease upon filing of the Articles of Incorporation.

                                     BY-LAWS
                                       of
                        CAYMAN PURCHASING & SUPPLY, INC.


                       ARTICLE 1. MEETINGS OF SHAREHOLDERS

Section 1. Annual Meeting
The annual meeting of the shareholders of this corporation shall be held on the 30th day of June of each year or at such other time and place designated by the Board of Directors of the corporation. Business transacted at the annual meeting shall include the election of directors of the corporation. If the designated day shall fall on a Sunday or legal holiday, then the meeting shall be held on the first business day thereafter.

Section 2. Special Meeting
Special meetings of the shareholders shall be held when directed by the President or the Board of Directors, or when requested in writing by the holders of not less than 10% of all the shares entitled to vote at the meeting. A meeting requested by shareholders shall be called for a date not less than 3 nor more than 30 days after the request is made, unless the shareholders requesting the meeting designate a later date. The call for the meeting shall be issued by the Secretary, unless the President, Board of Directors, or shareholders requesting the meeting shall designate another person to do so.

Section 3. Place
Meetings of shareholders shall be held at the principal place of business of the corporation or at such other place as may be designated by the Board of Directors.

Section 4. Notice
Written notice stating the place, day and hour of the meeting and in the case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 3 nor more than 30 days before the meeting, either personally or by first class mail, or by the direction of the President, the Secretary or the officer or persons calling the meeting to each shareholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail addressed to the shareholder at his address as it appears on the stock transfer books of the corporation, with postage thereon prepaid.

Section 5. Notice of Adjourned Meeting
When a meeting is adjourned to another time or place, it shall not be necessary to give any notice of the adjourned meeting if the time and place to which the meeting is adjourned are announced at the meeting at which the adjournment is taken, and at the adjourned meeting any business may be transacted that might have been transacted on the original date of the meeting. If, however, after the adjournment the Board of Directors fixes a new record date for the adjourned meeting, a notice of the adjourned meeting shall be given as provided in this Article to each shareholder of record on a new record date entitled to vote at such meeting.

Section 6. Shareholder Quorum and Voting

A majority of the shares entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of shareholders. If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the shareholders unless otherwise provided by law.

Section 7. Voting of Shares

Each outstanding share shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

Section 8. Proxies
A shareholder may vote either in person or by proxy executed in writing by the shareholder or his duly authorized attorney-in-fact. No proxy shall be valid after the duration of 11 months from the date thereof unless otherwise provided in the proxy.

Section 9. Action by Shareholders Without a Meeting
Any action required by law or authorized by these by-laws or the Articles of Incorporation of this corporation or taken or to be taken at any annual or special meeting of shareholders, or any action which may be taken at any annual or special meeting of shareholders, may be taken without a meeting, without prior notice and without a vote, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorise or take such action at a meeting at which all shares entitled to vote thereon were present and voted.

                              ARTICLE II. DIRECTORS

Section 1. Function
All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be managed under the direction of, the Board of Directors.

Section 2. Qualification
Directors need not be residents of this state or shareholders of this corporation.

Section 3. Compensation
The Board of Directors shall have authority to fix the compensation of directors.

Section 4. Presumption of Assent
A director of the corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless he votes against such action or abstains from voting in respect thereto because of an asserted conflict of interest.

Section 5. Number
This corporation shall have a minimum of 1 director but no more than 7.

Section 6. Election and Term
Each person named in the Articles of Incorporation as a member of the initial Board of Directors shall hold office until the first annual meeting of shareholders, and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death. At the first annual meeting of shareholders and at each annual meeting thereafter the shareholders shall elect directors to hold office until the next succeeding annual meeting. Each director shall hold office for a term for which he is elected and until his successor shall have been elected and qualified or until his earlier resignation, removal from office or death.

Section 7. Vacancies

Any vacancy occurring in the Board of Directors, including any vacancy created by reason of an increase in the number of Directors, may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall hold office only until the next election of directors by the shareholders.

Section 8. -Removal of Directors
At a meeting of shareholders called expressly for that purpose, any director or the entire Board of Directors may be removed, with or without cause, by a vote of the holders of a majority of the shares then entitled to vote at an election of directors.

Section 9. Quorum and Voting
A majority of the number of directors fixed by these by-laws shall constitute a quorum for the transaction of business. The act of a majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors.

Section 10. Executive and Other Committees
The Board of Directors, by resolution adopted by a majority of the full Board of Directors, may designate from among its members an executive committee and one or more other committees each of which, to the extent provided in such resolution shall have and may exercise all the authority of the Board of Directors, except as is provided by law.

Section 11. Place of Meeting
Regular and special meetings of the Board of Directors shall be held at the principal place of business of the corporation or as otherwise determined by the Directors.

Section 12. Time, Notice and Call of Meetings
Regular meetings of the Board of Directors shall be held without notice on the first Monday of the calendar month two (2) months following the end of the corporation's fiscal, or if the said first Monday is a legal holiday, then on the next business day. Written notice of the time and place of special meetings of the Board of Directors shall be given to each director by either personal delivery, telegram or cablegram at least three (3) days before the meeting or by notice mailed to the director at least 3 days before the meeting. Notice of a meeting of the Board of Directors need not be given to any director who signs a waiver of notice either before or after the meeting. Attendance of a director at a meeting shall constitute a waiver of notice of such meeting and waiver of any and all objections to the place of the meeting, the time of the meeting, or the manner in which it has been called or convened, except when a director states, at the beginning of the meeting, any objection to the transaction of business because the meeting is not lawfully called or convened.

Neither the business to be transacted at, nor the purpose, of any regular or special meeting of the Board of Directors need be specified in the notice of waiver of notice of such meeting. A majority of the directors present, whether or not a quorum exists may adjourn any meeting of the Board of Directors to another time and place. Notice of any such adjourned meeting shall be given to the directors who were not present at the time of the adjournment, and unless the time and place of adjourned meeting are announced at the time of the adjournment, to the other directors. Meetings of the Board of Directors may be called by the chairman of the board, by the president of the corporation or by any two directors.

Members of the Board of Directors may participate in a meeting of such board by means of a conference telephone or similar communications equipment by means of which all persons participating in the meeting can hear each other at the same time. Participation by such means shall constitute presence in person at a meeting.

Section 13. Action Without a Meeting
Any action, required to be taken at a meeting of the Board of Directors, or any action which may be taken at a meeting of the Board of Directors or a committee thereof, may be taken without a meeting if a consent in writing, setting forth the action so to be taken, is signed by such number of the directors, or such number of the members of the committee, as the case may be, as would constitute the requisite majority thereof for the taking of such actions, is filed in the minutes of the proceedings of the board or of the committee. Such actions shall then be deemed taken with the same force and effect as though taken at a meeting of such board or committee whereat all members were present and voting throughout and those who signed such action shall have voted in the affirmative and all others shall have voted in the negative. For informational purposes, a copy of such signed actions shall be mailed to all members of the board or committee who did not sign said action, provided however, that the failure to mail said notices shall in no way prejudice the actions of the board or committee.

                              ARTICLE Ill. OFFICERS

Section 1. Officers
The officers of this corporation shall consist of a president, a secretary and a treasurer, each of whom shall be elected by the Board of Directors. Such other officers and assistant officers and agents as may be deemed necessary may be elected or appointed by the Board of Directors from time to time. Any two or more offices may be held by the same person.

Section 2. Duties
The officers of this corporation shall have the following duties:

(1) The President shall be the chief executive officer of the corporation, shall have general and active management of the business and affairs of the corporation subject to the directions of the Board of Directors, and shall preside at all meetings of the shareholders and Board of Directors.

(2) The Secretary shall have custody of, and maintain, all of the corporate records except the financial records; shall record the minutes of all meetings of the shareholders and Board of directors, send all notices of all meetings and perform such other duties as may be prescribed by the Board of Directors or the President.

(3) The Treasurer shall have custody of all corporate funds and financial records, shall keep full and accurate accounts of receipts and disbursements and render accounts thereof at the annual meetings of shareholders and whenever else required by the Board of Directors or the President, and shall perform such other duties as may be prescribed by the Board of Directors or the President.

Section 3. Removal of Officers
An officer or agent elected or appointed by the Board of Directors may be removed by the board whenever in its judgement the best interests of the corporation will be served thereby. Any vacancy in any office may be filed by the Board of Directors.

                         ARTICLE IV. STOCK CERTIFICATES

Section 1. Issuance
Every holder of shares in this corporation shall be entitled to have a certificate representing all shares to which he is entitled. No certificate shall be issued for any share until such share is fully paid.

Section 2. Form
Certificates representing shares in this corporation shall be signed by the President or Vice President and the Secretary or an Assistant Secretary and may be sealed with the seal of this corporation or a facsimile thereof.

Section 3. Transfer of Stock
The corporation shall register a stock certificate presented to it for transfer if the certificate is properly endorsed by the holder of record or by his duly authorized attorney.

Section 4. Lost, Stolen or Destroyed Certificates
If the shareholder shall claim to have lost or destroyed a certificate of shares issued by the corporation, a new certificate shall be issued upon the making of an affidavit of that fact by the person claiming the certificate of stock to be lost, stolen or destroyed, and, at the discretion of the Board of Directors, upon the deposit of a bond or other indemnity in such amount and with such sureties, if any, as the board may reasonably require.

                          ARTICLE V. BOOKS AND RECORDS

Section 1. Books and Records
This corporation shall keep correct and complete books and records of account and shall keep minutes of the proceedings of its shareholders, Board of Directors and committee of directors.

This corporation shall keep at its registered office or principal place of business a record of its shareholders, giving the names and addresses of all shareholders and the number of the shares held by each.

Any books, records and minutes may be in written form or in any other form capable of being converted into written form within a reasonable time.

Section 2. Shareholders' Inspection Rights
Any person who shall have been a holder of record of shares of voting trust certificates therefor at least six months immediately preceding his demand or shall be the holder of record of, or the holder of record of voting trust certificates for, at least five percent of the outstanding shares of the corporation, upon written demand stating the purpose thereof, shall have the right to examine, in person or by agent or attorney, at any reasonable time or times, for any proper purpose its relevant books and records of accounts, minutes and records of shareholders and to make extracts therefrom.

Section 3.  Financial Information
Not later than four months after the close of each fiscal year, this corporation shall prepare a balance sheet showing in reasonable detail the financial condition of the corporation as of the close of its fiscal year, and a profit and loss statement showing the results of the operations of the corporation during the fiscal year.

Upon the written request of any shareholder or holder of voting trust certificates for shares of the corporation, the corporation shall mail to each shareholder or holder of voting trust certificates a copy of the most recent such balance sheet and profit and loss statement. The balance sheets and profit and loss statements shall be filed in the registered office of the corporation in this state, shall be kept for at least five years, and shall be subject to inspection during business hours by any shareholder or holder of voting trust certificates, in person or by agent.


                              ARTICLE VI. DIVIDENDS

The Board of Directors of this corporation may, from time to time, declare and the corporation may pay dividends on its shares in cash, property or its own shares, except when the corporation is insolvent or when the payment thereof would render the corporation insolvent subject to the provisions of the Florida Statutes.

                           ARTICLE VII. CORPORATE SEAL

The Board of Directors shall provide a corporate seal which shall be in circular form.

                             ARTICLE VIII. AMENDMENT

These by-laws may be altered, amended or repealed, and new by-laws may be adopted by a majority vote of the directors of the corporation.

Notice of reinstatement for Cayman Purchasing & Supply

                                                     FLORIDA DEPARTMENT OF STATE
                                                         Sandra B. Mortham
                                                          Secretary of State


November 25, 1996

CAYMAN PURCHASING & SUPPLY, INC.
5860 FRENCH PLUM LANE
TAMARAC, FL 33321


Re: Document Number P93000024134

This will acknowledge your reinstatement for CAYMAN PURCHASING & SUPPLY, INC., a Florida Corporation, which was filed on November 25, 1996.

Should you have any questions regarding this matter, please telephone (904) 487-6059.

Stacy Prather
Document Specialist
Division of Corporations   Letter Number: 796A00053326





Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

                                  AMENDMENT TO

                            ARTICLES OF INCORPORATION
                                       OF
                        Cayman Purchasing & Supply, Inc.

THE UNDERSIGNED, being the sole director of Cayman Purchasing & Supply, Inc. does hereby amend the Articles of Incorporation of the Company as follows:

ARTICLE IV

SHARES

                  The capital stock of this corporation shall consist of 50,000,000 shares, $.001 par value of Common Stock.

I hereby certify that the following was adopted by a majority vote of the shareholders and directors of the corporation on March 31, 1997 and that the number of votes cast was sufficient for approval.

IN WITNESS WHEREOF, I have hereunto subscribed to and executed this Amendment to Articles of Incorporation this on April 2, 1997.


/s/ Lawrence Schwartz
------------------------------------------------------------
Lawrence Schwartz, President & Sole Director


                           The foregoing instrument was acknowledged before me
on April 2, 1997 by Lawrence Schwartz, who is personally known to me, or who has produced Drivers License as identification.


                                                        /s/ Richard Leon Newberg
                                                            Richard Leon Newberg
                                                                   Notary Public


                        My commission expires:              RICHARD LEON NEWBERG
                                                          COMMISSION # CC 425858
                                                            EXPIRES DEC 12, 1998
                                            BONDED THRU ATLANTIC BONDING C0, INC

Notice of filing of Amendment to the Articles of Incorporation of Cayman Purchasing & Supply, Inc.

                           FLORIDA DEPARTMENT OF STATE
                                Sandra B. Mortham
                               Secretary of State



April 9,1997

CAPITAL CONNECTION
TALLAHASSEE, FL


Re: Document Number P93000024134

The Articles of Amendment to the Articles of Incorporation of CAYMAN PURCHASING & SUPPLY, INC., a Florida corporation, were filed on April 9,1997.

Should you have any questions regarding this matter, please telephone (904) 487-6050, the Amendment Filing Section.

Joy Moon-French
Corporate Specialist
Division of Corporations   Letter Number: 097A00017858




Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

Notice of filing of Amendment to the Articles of Incorporation of Cayman Purchasing & Supply, Inc. changing its name to Patagonia Gold Corporation


                           FLORIDA DEPARTMENT OF STATE
                                Sandra B. Mortham
                               Secretary of State



October 13, 1997

Capital Connection, Inc.
417 E. Virginia Street
Suite 1
Tallahassee, FL 32302


Re:  Document Number P93000024134

The Articles of Amendment to the Articles of Incorporation of CAYMAN PURCHASING & SUPPLY, INC. which changed its name to PATAGONIA GOLD CORPORATION, a Florida corporation, were filed on October 13,1997.

Should you have any questions regarding this matter, please telephone (850) 487-6050, the Amendment Filing Section.

Annette Hogan
Corporate Specialist
Division of Corporations   Letter Number: 897A00050020





Division of Corporations - P.O. BOX 6327 -Tallahassee, Florida 32314

THE SECURITIES WHICH ARE THE SUBJECT OF THIS AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE "1933 ACT"), NOR REGISTERED UNDER ANY STATE SECURITIES LAW, AND ARE "RESTRICTED SECURITIES" AS THAT TERM IS DEFINED IN RULE 144 UNDER THE 1933 ACT. THE SECURITIES MAY NOT BE OFFERED FOR SALE, SOLD OR OTHERWISE TRANSFERRED EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE 1933 ACT, OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE 1933 ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY.

ASSET PURCHASE AGREEMENT

AGREEMENT made this 30th day of July, 1997 by and between CAYMAN PURCHASING & SUPPLY, INC., a Florida corporation, (the "ISSUER") and CARRINGTON INTERNATIONAL LIMITED, a Hong Kong corporation, ("SELLER")

In consideration of the mutual promises, convenants, and representations contained herein and other good and valuable consideration,

THE PARTIES HERETO AGREE AS FOLLOWS:

1.   ASSETS PURCHASED; LIABILITIES ASSUMED; PURCHASE PRICE.
     SELLER agrees to sell to ISSUER and ISSUER agrees to purchase from SELLER, on the terms and conditions set forth in this Agreement, all of SELLER'S Argentina mineral properties, all of which are set forth in Schedule 1 hereto (the "Assets"). The purchase price for the Assets shall be 3,000,000 shares of ISSUER'S common stock, par value $.001 (the "Shares").

2.   REPRESENTATIONS AND WARRANTIES.
     ISSUER represents and warrants to SELLER the following:

     i   Organization.
         ISSUER is a corporation duly organised, validly existing, and in good standing under the laws of Florida, and has all necessary corporate powers to own properties and carry on a business, and is duly qualified to do business and is in good standing in Florida. All actions taken by the Incorporators, directors and shareholders of ISSUER have been valid and in accordance with the laws of the State of Florida.

    ii   Capital.
         The authorized capital stock of ISSUER consists of 50,000,000 shares of common stock, $.001 par value, of which 1,000,000 are issued and outstanding. All outstanding shares are fully paid and non-assessable, free of liens, encumbrances, options, restrictions and legal or equitable rights of others not a party to this Agreement. At closing, there will be no outstanding subscriptions, options, rights, warrants, convertible securities, or other agreements or commitments obligating ISSUER to issue or to transfer from treasury any additional shares of its capital stock. None of the outstanding shares of ISSUER are subject to any stock restriction agreements. All of the shareholders of ISSUER have valid title to such shares and acquired their shares in a lawful transaction and in accordance with the laws of Florida.

   iii   Financial Statements.
         ISSUER has delivered to SELLER the balance sheet of ISSUER as of April 15, 1997, and the related statements of income and retained earnings for the period then ended. The financial statements have been prepared in accordance with generally accepted accounting principles consistently followed by ISSUER throughout the periods indicated, and fairly present the financial position of ISSUER as of the date of the balance sheet in the financial statements, and the results of its operations for the periods indicated.

    iv   Absence of Changes.
         Since the date of the financial statements, there has not been any change in the financial condition or operations of ISSUER, except changes in the ordinary course of business, which changes have not in the aggregate been materially adverse.

     v   Liabilities.
         ISSUER does not have any debt, liability, or obligation of any nature, whether accrued, absolute, contingent, or otherwise, and whether due or to become due, that is not reflected on the ISSUER'S financial statement. ISSUER is not aware of any pending, threatened or asserted claims, lawsuits or contingencies involving ISSUER or its common stock. There is no dispute of any kind between ISSUER and any third party; and no such dispute will exist at the closing of this Agreement. At closing, ISSUER will be free from any and all liabilities, liens, claims and/or commitments.

    vi   Ability to Carry Out Obligations.
         ISSUER has the right, power, and authority to enter into and perform its obligations under this Agreement. The execution and delivery of this Agreement by ISSUER and the performance by ISSUER of its obligations hereunder will not cause, constitute, or conflict with or result in (a) any breach of violation or any of the provisions of or constitute a default under any license, indenture, mortgage, charter, instrument, articles of incorporation, bylaw, or other agreement or instrument to which ISSUER or its shareholders are a party, or by which they may be bound, nor will any consents or authorisations of any party other than those hereto be required, (b) an event that would cause ISSUER to be liable to any part, or (c) an event that would result in the creation or imposition or any lien, charge or encumbrance on any asset of ISSUER or upon the securities or ISSUER to be acquired by SHAREHOLDERS.

   vii   Full Disclosure.
         None of the representations and warranties made by the ISSUER, or in any certificate or memorandum furnished or to be furnished by the ISSUER, contains or will contain any untrue statement of a material fact, or omit any material fact the omission of which would be misleading.

  viii   Contract and leases.
         ISSUER is not currently carrying on any business and is not a party to any contract, agreement or lease. No person holds a power of attorney from ISSUER.

    ix   Compliance with Laws.
         ISSUER has complied with, and is not in violation of any federal, state, or local statute, law, and/or regulation pertaining to ISSUER. ISSUER has complied with all federal and state securities laws in connection with the issuance, sale and distribution of its securities.

     x   Litigation.
         ISSUER is not (and has not been) a party to any suit, action, arbitration, or legal, administrative, or other proceeding, or pending governmental investigation. To the best knowledge of the ISSUER, there is no basis for any such action or proceeding and no such action or proceeding is threatened against ISSUER and ISSUER is not subject to or in default with respect to any order, writ, injunction, or decree of any federal, state, local, or foreign court, department, agency, or instrumentality.

    xi   Conduct of Business.
         Prior to the closing, ISSUER shall conduct its business in the normal course, and shall not (1) sell, pledge, or assign any assets (2) amend its Articles of Incorporation or Bylaws, (3) declare dividends, redeem or sell stock or other securities, (4) incur any liabilities, (5) acquire or dispose of any assets, enter into any contract, guarantee obligations of any third part, or (6) enter into any other transaction.

           (1) Documents. All minutes, consents or other documents pertaining to ISSUER to be delivered at closing shall be valid and in accordance with the laws of Florida.

   xii   Title.
         The Shares to be issued to SELLER will be, at closing, free and clear of all liens, security interest, pledges, charges, claims encumbrances and restrictions of any kind. None of such Shares are or will be subject to any voting trust or agreement. No person holds or has the right to receive any proxy or similar instrument with respect to such shares, except as provided in this Agreement. The ISSUER is not a party to any agreement, which offers or grants to any person the right to purchase or acquire any of the securities to be issued to SELLER. There is no applicable local, state or federal law, rule, regulation, or decree, which would, as a result of the issuance of the Shares to SELLER impair, restrict or delay SELLER'S voting rights with respect to the Shares.

3.   SELLER represents and warrant to ISSUER the following:

     i   Organization.
         SELLER is a corporation duly organised, validly existing, and in good standing under the laws of Hong Kong, has all necessary corporate powers to own properties and carry on business, and is duly qualified to do business and is in good standing in Hong Kong. All actions taken by the Incorporators, directors and shareholders of SELLER have been valid and in accordance with the laws of Hong Kong.

    ii   Title to Assets.
         SELLER is the owner of the Assets, free and clear of all liens or other encumbrances. There is no impediment to SELLER'S conveyance of the Assets, in accordance with the terms of this Agreement.

   iii   Counsel.
         SELLER represents and warrants that prior to Closing, it has been represented by independent counsel or to have had the opportunity to retain independent counsel to represent it in this transaction and that prior to Closing, the law offices of Eric P. Litman, P.A. has acted as exclusive counsel to the ISSUER and has not represented SELLER in any manner whatsoever.

4. INVESTMENT INTENT. The Shares being issued pursuant to this Agreement may be sold, pledged, assigned, hypothecate or otherwise transferred, with or without consideration (a "Transfer"), only pursuant to an effective registration statement under the Act, or pursuant to any exception from registration under the Act, the availability of which is to be established to the satisfaction of ISSUER.

5.   CLOSING.
     The closing of this transaction shall take place at the law offices of Eric
     P. Litman, 1428 Brickell Avenue, 8th Floor, Miami, Florida. Unless the closing of this transaction takes place on or before August 1, 1997, then either part may terminate this Agreement.

6.   DOCUMENTS TO BE DELIVERED AT CLOSING.

     i   By the ISSUER

            (1) Board of Directors Minutes authorising the issuance of certificates for 3,000,000 Shares, registered in the name of SELLER.

            (2) Such other minutes of ISSUER'S shareholders or directors as may reasonably be required by SELLER.

            (3) An Opinion Letter from ISSUER'S Attorney attesting to the validity and condition of the ISSUER.

    ii   By SELLER:

   (1)   Delivery to the ISSUER of a Bill of Sale of the Assets.

   (2) A certificate from a duly authorized officer and director of SELLER, certifying the due authorization and execution of this Agreement by SELLER and all shareholders of SELLER.

7.   REMEDIES.

     i   Arbitration.
         Any controversy or claim arising out of, or relating to, this Agreement, or the making, performance, or interpretation thereof, shall be settled by arbitration in Miami, Dade County, Florida in accordance with the Rules of the American Arbitration Association then existing, and judgement on the arbitration award may by entered in any court having jurisdiction over the subject matter of the controversy.


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
8.       MISCELLANEOUS.

     i    Captions and Headings.
          The Article and paragraph headings throughout this Agreement are for convenience and reference only, and shall in no way be deemed to define, limit, or add to the meaning or any provision of this Agreement.

    ii    No oral Change
          This Agreement and any provision hereof, may not be waived, changed modified, or discharged orally, but only by an agreement in writing signed by the party against whom enforcement of any waiver, change, modification, or discharge is sought.

   iii    Non Waiver.
          Except as otherwise expressly provided herein, no waiver of any convenant, condition, or provision of this Agreement shall be deemed to have been made unless expressed in writing and signed by the party against whom such waiver is charged; and (i) the failure of any party to insist in any one or more cases upon the performance of any of the provisions, convenants, or conditions of this Agreement or to exercise any option herein contained shall not be construed as a waiver or relinquishment for the future of any such provision, convenants, or conditions, (ii) the acceptance of performance of anything required by this Agreement to be performed with knowledge of the breach or failure of a covenant, conditions, or provisions hereof shall not be deemed a waiver of such breach or failure, and (iii) no waiver by any party of one breach by another party shall be construed as a waiver with respect to any other or subsequent breach.

    iv    Time of Essence
          Time is of the essence of this Agreement and each and every provision hereof.

     v    Entire Agreement.
          This Agreement contains the entire Agreement and understanding between
          the  parties   hereto,   and  supersedes  all  prior   agreements  and
          understandings.

    vi    Counterparts.
          This  Agreement  may  be  executed   simultaneously  in  one  or  more
          counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

   vii    Notices.
          All notices, requests, demands, and other communications under this Agreement shall be in writing and shall be deemed to have been duly given on the date of service if served personally on the party to whom notice is to be give, or on the third day after mailing if mailed to the party to whom notice is to be given, by first class mail, registered or certified, postage prepaid, and properly addressed, and by fax, as follows:

                           ISSUER:          CAYMAN PURCHASING & SUPPLY, INC.
                                            5860 French Plum Lane
                                            Tamarac, Florida 33321

                           Copy to:         Eric P. Littman, Esquire
                                            1428 Brickell Avenue
                                            8th Floor
                                            Miami, Florida 33131

                           SELLER:          CARRINGTON INTERNATIONAL LIMITED
                                            Suite 2402
                                            Bank of America Tower
                                            12 Harcourt Road, Central
                                            Hong Kong



IN WITNESS WHEREOF, the undersigned has executed this Agreement this 30th day of July 1997.



CAYMAN PURCHASING & SUPPLY, INC.                CARRINGTON INTERNATIONAL LIMITED

By:  /s/ David Jenkins                    By:   /s/ Georg Schnura
     --------------------------------          --------------------------------
      David Jenkins, Director                   Georg Schnura

                                   SCHEDULE 1


5 cateos (in Argentina, a cateo is a parcel of land to which an exclusive prospecting right has been granted to an individual or a corporation) which, in aggregate, encompass an area of 50,000 hectares. A description of the subject properties is as follows:

         ---------------------- --------------------- --------------------------
           Cateo Name              Area in Hectares          Location

         ---------------------- --------------------- --------------------------

         ---------------------- --------------------- --------------------------
           Carmela IV                   10,000           Sierra de Chepes
         ---------------------- --------------------- --------------------------
           Carmela VI                   10,000           Sierra de Chepes
         ---------------------- --------------------- --------------------------
           Carmela VII                  10,000           Sierra de Chepes
         ---------------------- --------------------- --------------------------
           Carmela VIII                 10,000           Sierra de Chepes
         ---------------------- --------------------- --------------------------
           Carmela IX                   10,000           Sierra de Chepes
         ---------------------- --------------------- --------------------------






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


                           SUBSIDIARIES OF THE COMPANY

        Name          Jurisdiction of Incorporation         Percentage of Voting
                                                             Securities Owned

     Patagonia Gold
      Mines Limited             Bermuda                           100 (a)


(a)      Included in the consolidated financial statements filed herein.





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